                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            INNOVATIVE TECH SYSTEMS, INC.
                   --------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                   --------------------------------------------------
                            (Title of Class of Securities)

                                     45764L-10-4
                   --------------------------------------------------
                                    (CUSIP Number)


                                 RICHARD T. NELSON
                   VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              PEREGRINE SYSTEMS, INC.
                              12670 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA  92130
                                   (619) 481-5000
                   --------------------------------------------------
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                     May 7, 1998
                   --------------------------------------------------
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No.  45764L-10-4                                    Page 2 of 8 Pages


 1   NAME OF REPORTING PERSON   -   PEREGRINE SYSTEMS, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   -   95-3773312
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) / /
                     (b) / /
     N/A
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
     N/A
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     STATE OF DELAWARE
-------------------------------------------------------------------------------
                   7  SOLE VOTING POWER 3,570,836 (Subject to the restrictions
    NUMBER OF         set forth in those certain Voting Agreements dated May 7,
     SHARES           1998, the form of which is filed as EXHIBIT 2 to this
  BENEFICIALLY        Schedule 13D)
    OWNED BY       ------------------------------------------------------------
      EACH
    REPORTING      8  SHARED VOTING POWER 0
     PERSON        ------------------------------------------------------------
      WITH         9  SOLE DISPOSITIVE POWER  0
                   ------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER 0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,570,836 shares over which Peregrine Systems, Inc. shares voting power pursuant to the voting agreements and proxies.
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No.  45764L-10-4                                    Page 3 of 8 Pages


Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Peregrine Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "ACT"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Common Stock, par value $0.0185 per share, of Innovative Tech Systems, Inc., an Illinois corporation ("ITS" or "ISSUER"). The principal executive offices of ITS are located at 444 Jacksonville Road, Warminster, Pennsylvania 18974.

ITEM 2.   IDENTITY AND BACKGROUND.

          The name of the corporation filing this statement is Peregrine Systems, Inc., a Delaware corporation ("PEREGRINE"). Peregrine's principal business is as a provider of infrastructure management software products. The address of the principal executive offices of Peregrine is 12670 High Bluff Drive, San Diego, California 92130. Set forth in SCHEDULE A is a list of each of Peregrine's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Peregrine in which such employment is conducted.

          During the past five years neither Peregrine nor, to Peregrine's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Peregrine nor, to Peregrine's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither Peregrine nor, to Peregrine's best knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Agreement and Plan of Reorganization, dated as of May 7, 1998, (the "MERGER AGREEMENT"), among Peregrine, Homer Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Peregrine ("MERGER SUB") and ITS, and subject to the conditions set forth therein (including approval by shareholders of ITS), Merger Sub will merge with and into ITS and ITS will become a wholly-owned subsidiary

                                  SCHEDULE 13D

 CUSIP No.  45764L-10-4                                    Page 4 of 8 Pages

          of Peregrine (such events constituting the "MERGER"). Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into ITS with ITS remaining as the surviving corporation (the "SURVIVING CORPORATION"). As a result of the Merger, each outstanding share of ITS Common Stock, other than shares owned by Merger Sub, Peregrine or any wholly-owned subsidiary of ITS or Peregrine, will be converted into the right to receive 0.2341 of a share (the "EXCHANGE RATIO") of Peregrine Common Stock, and each outstanding option to purchase ITS Common Stock under the ITS 1994 Stock Option Plan or outside such plan (each, an "ITS COMMON STOCK OPTION") will be assumed by Peregrine (each, an "ASSUMED OPTION") and will become an option to purchase that number of shares of Peregrine Common Stock as is equal (subject to rounding) to the number of shares of ITS Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of ITS Common Stock at which such ITS Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. In addition, if any redeemable warrants to purchase shares of ITS Common Stock (the "REDEEMABLE WARRANTS") remain outstanding at the time of the consummation of the Merger, such warrants will be assumed by Peregrine and will, pursuant to the terms of the Merger Agreement, become redeemable warrants to purchase that number of shares of Common Stock of Peregrine equal to the number of shares of ITS Common Stock purchasable under such Redeemable Warrants prior to the Merger multiplied by the Exchange Ratio with a corresponding adjustment to the exercise price of such Redeemable Warrants. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT A to this Schedule 13D and incorporated herein in its entirety by reference.

          This statement on Schedule 13D also relates to certain Voting Agreements as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Peregrine, with and into ITS in a statutory merger pursuant to the provisions of the Illinois Business Corporation Act and the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and the existence of ITS will continue as the Surviving Corporation and as a wholly-owned subsidiary of Peregrine. Holders of outstanding ITS Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.2341 shares of

                                  SCHEDULE 13D

 CUSIP No.  45764L-10-4                                    Page 5 of 8 Pages


          Peregrine Common Stock (the "EXCHANGE RATIO"). Using the same Exchange Ratio, Peregrine will also assume (i) all outstanding ITS Common Stock Options and (ii) any Redeemable Warrants that remain outstanding upon consummation of the Merger.

          As an inducement to Peregrine to enter into the Merger Agreement, each shareholder of ITS who is a party to a Voting Agreement, dated as of May 7, 1998 (each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS"), among the parties thereto (each a "VOTING AGREEMENT SHAREHOLDER," and collectively, the "VOTING AGREEMENT SHAREHOLDERS") with Peregrine, has, by executing a Voting Agreement, irrevocably appointed Peregrine (or any nominee of Peregrine) as his, hers or its lawful attorney and proxy. Such proxies give Peregrine the limited right to vote the shares of ITS Common Stock beneficially owned by the Voting Agreement Shareholders (including any shares of ITS Common Stock that such shareholders acquire after the time they entered into the Voting Agreements) (collectively, the "SHARES"). The names of the Voting Agreement Shareholders, the number of shares of ITS Common Stock beneficially owned by each such shareholder and the percentage ownership of ITS Common Stock by each such shareholder is set forth in SCHEDULE B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as EXHIBIT B to this Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Shareholders, Peregrine (or any nominee of Peregrine) will be limited, at every ITS shareholders meeting and every written consent in lieu of such meeting, to vote the shares
          (i) in favor of approval of the Merger and the Merger Agreement and
          (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Peregrine and any liquidation or winding up of ITS. The Voting Agreement Shareholders may vote their own shares themselves on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "EXPIRATION DATE"). Each Voting Agreement Shareholder has agreed not to transfer his or her Shares prior to the Expiration Date.

          (c)  Not applicable.

          (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the Surviving Corporation shall generally be the current directors and officers of Merger Sub (each of whom is an executive officer of Peregrine), until their respective successors are duly elected or appointed and qualified. However, William B. Thompson, the

CUSIP NO. 45764L-10-4                                        PAGE 6 OF 8 PAGES

          Chief Executive officer and Chairman of ITS' Board of Directors, will be the President of Surviving Corporation.

          (e)  See discussion of Merger in Item 3 above.

          (f) Other than as a result of the Merger described in Item 3 above, not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Illinois Law and such Articles of Incorporation; provided, however, that the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Peregrine Systems Facilities Management, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

          (h) Upon consummation of the Merger, ITS Common Stock will be de-listed from The Nasdaq SmallCap Stock Market.

          (i) Upon consummation of the Merger, ITS Common Stock will be de-registered under the Act pursuant to Section 12(g)(4) of the Act by filing a Form 15 with the Securities and Exchange Commission.

          (j) Other than described above, Peregrine currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Peregrine reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) As a result and subject to the terms of the Voting Agreements and the irrevocable proxies granted pursuant thereto, Peregrine has the sole power to vote an aggregate of 3,570,836 shares of ITS Common Stock (including an aggregate of 750,000 shares subject to options purchasable by the Voting Agreement Shareholders within 60 days of April 30, 1998) for the limited purposes described in Item 4 above. Such shares constitute approximately 29.5% of the issued and outstanding shares of Issuer Common Stock as of April 30, 1998. Other than with respect to the provisions of the Voting Agreements, Peregrine does not have the right to vote the Shares on any other matters. Peregrine does not share voting power of any additional shares of ITS Common Stock with regard to the limited purposes set forth in Item 4 above or otherwise. Peregrine does not have the sole power to vote or to direct the vote or to dispose or direct the disposition of any shares of ITS Common

CUSIP NO. 45764L-10-4                                        PAGE 7 OF 8 PAGES

          Stock. To Peregrine's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

          (c) Peregrine has not effected any transaction in Issuer Common Stock during the past 60 days and, to Peregrine's knowledge, none of the persons named in SCHEDULE A has effected any transaction in Issuer Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and Voting Agreements to the best knowledge of Peregrine, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ITS, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Reorganization, dated May 7, 1997, by and among Peregrine Systems, Inc., a Delaware corporation, Homer Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Peregrine Systems, Inc., and Innovative Tech Systems, Inc., an Illinois corporation.

          2. Form of Voting Agreement, dated May 7, 1998, between Peregrine Systems, Inc., a Delaware corporation, and certain shareholders of Innovative Tech Systems, Inc., an Illinois corporation.

CUSIP NO. 45764L-10-4                                        PAGE 8 OF 8 PAGES

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 1998

                                   PEREGRINE SYSTEMS, INC.



                                   By:  /s/  Richard T. Nelson
                                        -----------------------------------
                                        Richard T. Nelson, Vice President,
                                        Secretary and General Counsel

                                      SCHEDULE A

                         DIRECTORS AND EXECUTIVE OFFICERS OF
                               PEREGRINE SYSTEMS, INC.


                                   PRESENT PRINCIPAL OCCUPATION
          NAME AND TITLE*              AND NAME OF EMPLOYER        CITIZENSHIP
--------------------------------   -----------------------------   -----------
 Stephen P. Gardner                   Peregrine Systems, Inc.         U.S.
 President, Chief Executive
 Officer and Director

 David A. Farley                      Peregrine Systems, Inc.         U.S.
 Vice President, Finance, Chief
 Financial Officer Director

 William G. Holsten                   Peregrine Systems, Inc.         U.S.
 Vice President, Professional
 Services

 Gary A. Hughes                       Peregrine Systems, Inc.         U.S.
 Vice President, Worldwide
 Customer Support

 Frederic B. Luddy                    Peregrine Systems, Inc.         U.S.
 Vice President, North American
 Research & Development

 Richard T. Nelson                    Peregrine Systems, Inc.         U.S.
 Vice President, Secretary and
 General Counsel

 Douglas S. Powanda                   Peregrine Systems, Inc.         U.S.
 Vice President, International
 Sales

 Gilles Queru                         Peregrine Systems, Inc.        France
 Vice President, Corporate
 Development

 John J. Moores                                                       U.S.
 Chairman of the Board of
 Directors

 Christopher A. Cole                    President and Chief           U.S.
 Director                                Executive Officer
                                          Questrel, Inc.

 Richard A. Hosley II                                                 U.S.
 Director

 Charles E. Noell III                   President and Chief           U.S.
 Director                              Executive Officer JMI
                                          Services, Inc.

 Norris van den Berg                      General Partner             U.S.
 Director                              MI Equity Partners, LP


-------------------
* The address for each executive officer or director is c/o Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, California 92130.

                                      SCHEDULE B

                            INNOVATIVE TECH SYSTEMS, INC.
                            VOTING AGREEMENT SHAREHOLDERS


                                        SHARES OF ITS        PERCENTAGE OF ITS
                                         BENEFICIALLY           COMMON STOCK
                                       OWNED BY VOTING       BENEFICIALLY OWNED
   VOTING AGREEMENT SHAREHOLDER     AGREEMENT SHAREHOLDER           (1)
----------------------------------  ---------------------    ------------------
 William M. Thompson                     1,966,729(2)              17.0%
 CHIEF EXECUTIVE OFFICER AND
 CHAIRMAN OF THE BOARD OF
 DIRECTORS

 John M. Thompson                        1,254,757(3)              10.8%
 PRESIDENT, CHIEF OPERATING
 OFFICER,  CHIEF FINANCIAL
 OFFICER, TREASURER AND DIRECTOR

 Karen A. Thompson                        182,369(4)                1.6%
 EXECUTIVE VICE PRESIDENT OF
 INFORMATION SERVICES AND
 SECRETARY

 John R. Smart                            166,989(5)                1.5%
 EXECUTIVE VICE PRESIDENT OF
 STRATEGIC MARKETING AND DIRECTOR

--------------------------------
(1) Applicable percentage ownership is based on 11,334,023 shares of Common Stock outstanding as of April 30, 1998, which figure was reported in Issuer's Annual Report on Form 10-K for its fiscal year ended January 31, 1998 as filed with the Commission on April 30, 1998 (the "1998 10-K"). Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable.
     Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days of April 30, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(2) Includes 225,000 shares of ITS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of April 30, 1998. Excludes 972,900 shares of ITS Common Stock held by three ITS shareholders which shares are subject to a 1994 voting agreement which provides that Messrs. William and John Thompson have the right to vote such shares on all matters that ITS shareholders vote upon. Such 972,900 shares are freely tradeable and upon transfer to a third party are no longer subject to the provisions of the 1994 voting agreement described above. Such 972,900 figure is the figure reported in Issuer's 1998 10-K.

(3) Includes 225,000 shares of ITS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of April 30, 1998. Excludes 972,900 shares of ITS Common Stock held by three ITS shareholders which shares are subject to a 1994 voting agreement which provides that Messrs. William and John Thompson have the right to vote such shares on all matters that ITS shareholders vote upon. Such 972,900 shares are freely tradeable and upon transfer to a third party are no longer subject to the provisions of the 1994 voting agreement described above. Such 972,900 figure is the figure reported in Issuer's 1998 10-K.

(4) Includes 150,000 shares of ITS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of April 30, 1998.

(5) Includes 150,000 shares of ITS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of April 30, 1998.

                                      EXHIBIT A

                         AGREEMENT AND PLAN OF REORGANIZATION

                        AGREEMENT AND PLAN OF REORGANIZATION

                                    BY AND AMONG

                              PEREGRINE SYSTEMS, INC.

                           HOMER ACQUISITION CORPORATION

                                        AND

                           INNOVATIVE TECH SYSTEMS, INC.



                              Dated as of May 7, 1998

                                  TABLE OF CONTENTS

                                                                                 PAGE
ARTICLE I  THE MERGER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

     1.1  The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
     1.2  Effective Time; Closing. . . . . . . . . . . . . . . . . . . . . . . . .  2
     1.3  Effect of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . .  2
     1.4  Certificate of Incorporation; Bylaws . . . . . . . . . . . . . . . . . .  2
     1.5  Directors and Officers . . . . . . . . . . . . . . . . . . . . . . . . .  3
     1.6  Effect on Capital Stock. . . . . . . . . . . . . . . . . . . . . . . . .  3
     1.7  Appraisal Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
     1.8  Surrender of Certificates. . . . . . . . . . . . . . . . . . . . . . . .  5
     1.9  No Further Ownership Rights in Company Common Stock. . . . . . . . . . .  6
     1.10 Lost, Stolen, or Destroyed Certificates. . . . . . . . . . . . . . . . .  6
     1.11 Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
     1.12 Taking of Necessary Action; Further Action . . . . . . . . . . . . . . .  7

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF THE COMPANY. . . . . . . . . . . . .  7

     2.1  Organization of the Company. . . . . . . . . . . . . . . . . . . . . . .  7
     2.2  Company Capital Structure. . . . . . . . . . . . . . . . . . . . . . . .  8
     2.3  Obligations With Respect to Capital Stock. . . . . . . . . . . . . . . . 10
     2.4  Authority. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     2.5  SEC Filings; Company Financial Statements. . . . . . . . . . . . . . . . 12
     2.6  Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . 13
     2.7  Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     2.8  Restrictions on Business Activities. . . . . . . . . . . . . . . . . . . 17
     2.9  Title to Properties; Absence of Liens and Encumbrances . . . . . . . . . 18
     2.10 Intellectual Property. . . . . . . . . . . . . . . . . . . . . . . . . . 18
     2.11 Compliance; Permits; Restrictions. . . . . . . . . . . . . . . . . . . . 22
     2.12 Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
     2.13 Interested Party Transactions. . . . . . . . . . . . . . . . . . . . . . 23
     2.14 Brokers' and Finders' Fees . . . . . . . . . . . . . . . . . . . . . . . 24
     2.15 Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . 24
     2.16 Environmental Matters. . . . . . . . . . . . . . . . . . . . . . . . . . 28
     2.17 Agreements, Contracts, and Commitments . . . . . . . . . . . . . . . . . 28
     2.18 Change of Control Payments . . . . . . . . . . . . . . . . . . . . . . . 29
     2.19 Statements; Proxy Statement/Prospectus . . . . . . . . . . . . . . . . . 30
     2.20 Board Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
     2.21 Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
     2.22 Section 11.75 of the Illinois General Corporation Law Not Applicable . . 30

                                TABLE OF CONTENTS
                                    (CONTINUED)

                                                                                 PAGE
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF PARENT
          AND MERGER SUB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

     3.1  Organization of Parent and Merger Sub. . . . . . . . . . . . . . . . . . 31
     3.2  Authority. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
     3.3  Parent Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . 32
     3.4  SEC Filings; Parent Financial Statements . . . . . . . . . . . . . . . . 32
     3.5  No Material Adverse Change . . . . . . . . . . . . . . . . . . . . . . . 32
     3.6  Statements; Proxy Statement/Prospectus . . . . . . . . . . . . . . . . . 33

ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME. . . . . . . . . . . . . . . . . . 33

     4.1  Conduct of Business by the Company . . . . . . . . . . . . . . . . . . . 33
     4.2  Termination of 401(k) Plans. . . . . . . . . . . . . . . . . . . . . . . 36

ARTICLE V  ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . 36

     5.1  Proxy Statement/Prospectus; Registration Statement; Other Filings;
          Board Recommendations. . . . . . . . . . . . . . . . . . . . . . . . . . 36
     5.2  Meeting of Company Shareholders. . . . . . . . . . . . . . . . . . . . . 37
     5.3  Confidentiality; Access to Information . . . . . . . . . . . . . . . . . 39
     5.4  No Solicitation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39
     5.5  Public Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . . . . 41
     5.6  Reasonable Efforts; Notification . . . . . . . . . . . . . . . . . . . . 41
     5.7  Third Party Consents . . . . . . . . . . . . . . . . . . . . . . . . . . 42
     5.8  Stock Options and Employee Benefits. . . . . . . . . . . . . . . . . . . 42
     5.9  Form S-8 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
     5.10 Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
     5.11 Nasdaq Listing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
     5.12 Company Affiliate Agreement. . . . . . . . . . . . . . . . . . . . . . . 43
     5.13 Tax-Free Reorganization. . . . . . . . . . . . . . . . . . . . . . . . . 44
     5.14 Comfort Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
     5.15 Shareholder Rights Plan. . . . . . . . . . . . . . . . . . . . . . . . . 44
     5.16 Amendment of Redeemable Warrants . . . . . . . . . . . . . . . . . . . . 44
     5.17 Warrant Assumption . . . . . . . . . . . . . . . . . . . . . . . . . . . 45

                                TABLE OF CONTENTS
                                    (CONTINUED)

                                                                                 PAGE
ARTICLE VI  CONDITIONS TO THE MERGER . . . . . . . . . . . . . . . . . . . . . . . 45

     6.1  Conditions to Obligations of Each Party to Effect the Merger . . . . . . 45
     6.2  Additional Conditions to Obligations of the Company. . . . . . . . . . . 46
     6.3  Additional Conditions to the Obligations of Parent and Merger Sub. . . . 46

ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER . . . . . . . . . . . . . . . . . . 48

     7.1  Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48
     7.2  Notice of Termination; Effect of Termination . . . . . . . . . . . . . . 49
     7.3  Fees and Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
     7.4  Amendment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
     7.5  Extension; Waiver. . . . . . . . . . . . . . . . . . . . . . . . . . . . 51

ARTICLE VIII  GENERAL PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . 52

     8.1  Non-Survival of Representations and Warranties . . . . . . . . . . . . . 52
     8.2  Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
     8.3  Interpretation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53
     8.4  Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54
     8.5  Entire Agreement; Third Party Beneficiaries. . . . . . . . . . . . . . . 54
     8.6  Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54
     8.7  Other Remedies; Specific Performance . . . . . . . . . . . . . . . . . . 54
     8.8  Governing Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54
     8.9  Rules of Construction. . . . . . . . . . . . . . . . . . . . . . . . . . 55
     8.10 Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55
     8.11 Waiver of Jury Trial . . . . . . . . . . . . . . . . . . . . . . . . . . 55

                                  INDEX OF EXHIBITS



Exhibit A      Form of Voting Agreement

Exhibit B      Form of Non-Competition Agreement

Exhibit C      Form of Employee Offer Letter

Exhibit D      Form of Company Affiliate Agreement

                                      EXHIBIT B

                               FORM OF VOTING AGREEMENT

                                     EXHIBIT B

                                 VOTING AGREEMENT


     This Voting Agreement ("Agreement") is made and entered into as of May 7, 1998, between Peregrine Systems, Inc., a Delaware corporation ("Parent"), and the undersigned shareholder ("Shareholder") of Innovative Tech Systems, Inc., an Illinois corporation (the "Company").

                                       RECITALS

     A. Concurrently with the execution of this Agreement, Parent, Company and Homer Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Reorganization dated as of May 7, 1998 (the "Merger Agreement") which provides for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, shares of Common Stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement.

     B. The Shareholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement (the "Shares").

     C. Parent desires the Shareholder to agree, and the Shareholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Merger.

     NOW, THEREFORE, in consideration of the parties agree as follows:

     1.   AGREEMENT TO RETAIN SHARES.

          1.1 TRANSFER AND ENCUMBRANCE. Shareholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date as the Merger Agreement shall be terminated pursuant to Article VII thereof.

          1.2 ADDITIONAL PURCHASES. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. AGREEMENT TO VOTE SHARES. At every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the Shareholders of the Company with respect to any of the following, Shareholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Parent and its affiliates and against any liquidation or winding up of the Company (each of the foregoing is hereinafter referred to as an "Opposing Proposal"). Shareholder agrees not to take any actions contrary to Shareholder's obligations under this Agreement.

     3. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable, with the total number of shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

     4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER. Shareholder hereby represents, warrants and covenants to Parent as follows:

          4.1 OWNERSHIP OF SHARES. Shareholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

          4.2 NO PROXY SOLICITATIONS. Shareholder will not, and will not permit any entity under Shareholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a Shareholders' vote or action by consent of the Company Shareholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal.

     5. ADDITIONAL DOCUMENTS. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent or Shareholder, as the case may be, to carry out the intent of this Agreement.

     6. CONSENT AND WAIVER. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

     7. TERMINATION. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     8.   MISCELLANEOUS.

          8.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          8.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, either this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

          8.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          8.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreement of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

          8.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

          If to Parent:            Peregrine Systems, Inc.
                                   12670 High Bluff Drive
                                   San Diego, California 92130
                                   Attn:  General Counsel

          With a copy to:          Wilson Sonsini Goodrich & Rosati
                                   650 Page Mill Road
                                   Palo Alto, California 94304
                                   Attn:  Douglas H. Collom, Esq.

          If to the Shareholder:   _____________________________
                              _____________________________
                              _____________________________

          With a copy to:          Archer & Greiner
                                   One Centennial Square
                                   Haddonfield, New Jersey 08033
                                   Attn: Gary L. Green, Esq.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

          8.6 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California.

          8.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          8.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          8.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                   PEREGRINE SYSTEMS, INC.


                                   By:
                                      --------------------------------------
                                        Stephen P. Gardner
                                        President and Chief Executive Officer



                                   SHAREHOLDER:


                                   By:
                                      --------------------------------------
                                   Shareholder's Address for Notice:

                                   -----------------------------------------

                                   -----------------------------------------

                                   -----------------------------------------

                                   Shares beneficially owned:

                                   _________________ shares of Common Stock

                                      EXHIBIT A

                         AGREEMENT AND PLAN OF REORGANIZATION


     This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of May 7, 1998, among Peregrine Systems, Inc., a Delaware corporation (the "PARENT"), Homer Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (the "MERGER SUB"), and Innovative Tech Systems, Inc., an Illinois corporation (the "COMPANY").

                                       RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("DELAWARE LAW") and the Illinois Business Corporation Act ("ILLINOIS LAW"), Parent and the Company intend to enter into a business combination transaction.

     B. The Board of Directors of the Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of the Company and is fair to, and in the best interests of, the Company and its shareholders, (ii) has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the shareholders of the Company adopt and approve this Agreement and approve the Merger.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of the Company are entering into Voting Agreements in substantially the form attached hereto as EXHIBIT A.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

     E. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain officers of the Company are entering into Noncompetition Agreements in substantially the form attached hereto as EXHIBIT B in favor of the Company following the Merger.

     F. Concurrently with the execution of this Agreement, Parent and certain officers of the Company are entering into employment agreements, effective upon the Effective Time (as defined in Section 1.2), in substantially the form attached hereto as EXHIBIT C.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                      ARTICLE I

                                      THE MERGER

     1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law and Illinois Law, Merger Sub shall be merged with and into the Company (the "MERGER"), the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

     1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing concurrently (i) a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "CERTIFICATE OF MERGER") (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined) and (ii) Articles of Merger with the Secretary of State of the State of Illinois in accordance with the relevant provisions of Illinois Law (the "ARTICLES OF MERGER"). The Certificate of Merger and the Articles of Merger are referred to collectively herein as the "MERGER FILINGS." Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Merger Filings. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

     1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law and Illinois Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

          (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; PROVIDED, HOWEVER, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Peregrine Systems Facilities Management, Inc."

          (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 DIRECTORS AND OFFICERS. The director(s) of Merger Sub immediately prior to the Effective Time shall be the initial director(s) of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly appointed.

     1.6 EFFECT ON CAPITAL STOCK. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any shares of the Company's capital stock, the following shall occur:

          (a) CONVERSION OF COMPANY COMMON STOCK. Each share of Common Stock, $0.0185 par value per share, of the Company (the "COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be cancelled pursuant to Section 1.6(b) and any Dissenting Shares (as defined and to the extent provided in Section 1.7(a)), will be cancelled and extinguished and automatically converted into the right to receive .2341 shares of the Common Stock of Parent (the "PARENT COMMON STOCK") (such ratio, as adjusted pursuant to
Section 1.6(f) below, being defined herein as the "EXCHANGE RATIO") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

          (b) CANCELLATION OF PARENT-OWNED AND COMPANY-OWNED STOCK. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) STOCK OPTIONS. At the Effective Time, all options to purchase Company Common Stock then outstanding under the Company's 1994 Stock Option Plan (the "1994 OPTION PLAN") shall be assumed by Parent in accordance with
Section 5.8 hereof (each a "COMPANY OPTION" and, collectively, the "COMPANY OPTIONS").

          (d) WARRANTS. Subject to Section 5.17 of this Agreement, all outstanding Redeemable Warrants (as defined in Section 2.2(b)) below, shall have been amended and exercised in accordance with Section 5.16 of this Agreement, and the Goldmen Warrants (as defined in Section 2.2(b) below) shall have been either redeemed or exercised not later than the Effective Time, or amended to require their exchange for Parent Common Stock at the Effective Time, as contemplated by Section 2.2(d) below.

          (e) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

             (f) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (g) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall be entitled to receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the average of the last reported sale prices of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market ("NASDAQ").

     1.7  APPRAISAL RIGHTS.

          (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with Illinois Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive Parent Common Stock pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by Illinois Law.

          (b) Notwithstanding the provisions of subsection (a), if any holder of shares of Company Common Stock who demands appraisal of such shares under Illinois Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares of Company Common Stock shall automatically be converted into and represent only the right to receive, upon surrender of the certificate representing such shares of Company Common Stock, shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g), and any dividends or other distributions pursuant to Section 1.8(d).

          (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to Illinois Law and received by the Company and
(ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Illinois Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock or offer to settle or settle any such demands.

     1.8  SURRENDER OF CERTIFICATES.

          (a) EXCHANGE AGENT. Prior to the Effective Time, Parent shall select a bank or trust company to act as the exchange agent in the Merger (the "EXCHANGE AGENT").

          (b) PARENT TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I, (i) the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock and (ii) cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.8(d).

          (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(g), and any dividends or other distributions pursuant to Section 1.8(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to
Section 1.6(g), and any dividends or other distributions pursuant to Section 1.8(d). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holder has the right to receive pursuant to
Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.8(d), and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed, from and after the Effective Time, for all corporate purposes, subject to
Section 1.8(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g), and any dividends or distributions payable pursuant to
Section 1.8(d).

          (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, the Exchange Agent shall deliver to the record holder thereof, without interest, a certificate representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

          (e) TRANSFERS OF OWNERSHIP. If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

          (f) NO LIABILITY. Notwithstanding anything to the contrary in this Section 1.8, none of the Exchange Agent, Parent, the Surviving Corporation, or any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.

     1.9 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(g) and 1.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I.

     1.10 LOST, STOLEN, OR DESTROYED CERTIFICATES. In the event that any Certificate shall have been lost, stolen, or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(g), and any dividends or distributions payable pursuant to
Section 1.8(d); PROVIDED, HOWEVER, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash, and other distributions, require the owner of such lost, stolen, or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen, or destroyed.

     1.11 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) qualify for accounting treatment as a purchase. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     1.12 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub, are fully authorized in the names of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.


                                      ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub, subject to the specific exceptions specifically disclosed in writing in the disclosure letter and schedules thereto (each referencing the appropriate section numbers of this Article II for which an exception exists), dated as of the date hereof, certified by a duly authorized officer of the Company, and delivered by the Company to Parent (the "COMPANY SCHEDULES"), as follows:

     2.1  ORGANIZATION OF THE COMPANY.

          (a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Illinois, and each Subsidiary (as defined herein) is a corporation duly organized, validly existing, and in good standing under the laws of its respective jurisdiction of incorporation. The Company and each Subsidiary has the corporate power and authority to own, lease, and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Section 8.3(c) below) on the Company.

          (b) Schedule 2.1(b) sets forth a complete list of each corporation, partnership, limited liability company, joint venture, business trust or association, or other entity in which the Company, directly or indirectly, holds an equity, partnership, or other ownership interest (each, a "SUBSIDIARY" and collectively, the "SUBSIDIARIES"). Schedule 2.1(b) identifies, for each Subsidiary, the issued and outstanding capital stock (or partnership or other ownership interests), the identity and address of each holder of the issued and outstanding capital stock of such Subsidiary (or partnership or other ownership interests), and the number of shares of capital stock (or similar partnership or ownership interests) of such Subsidiary held by such holder. All of the outstanding shares of the capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and all such shares (or partnership or other ownership interests) are wholly owned by the Company, directly or indirectly through a Subsidiary, free and clear of any lien, adverse claim, security interest, equity or other encumbrance. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any Subsidiary is a party or by which any Subsidiary is bound, obligating such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of such Subsidiary's capital stock or any partnership or other ownership interest in such Subsidiary.

          (c) The Company has made available to Parent a true and correct copy of its Articles of Incorporation and Bylaws and the similar constituent documents of each Subsidiary, each as amended to date, and each such instrument is in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing instruments.

     2.2  COMPANY CAPITAL STRUCTURE.

          (a) The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.0185 par value per share, of which there were 11,344,845 shares issued and outstanding as of May 7, 1998 (excluding shares held in treasury of which there were none), and 200,000,000 shares of Senior Preferred Stock, $0.001 par value per share, of which no shares were issued or outstanding as of May 7, 1998. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company, or any agreement or document to which the Company is a party or by which it is bound. As of May 7, 1998, the Company had reserved an aggregate of 2,089,334 shares of Company Common Stock, net of exercises, for issuance pursuant to the 1994 Option Plan. In addition, there was an option outstanding outside the 1994 Option Plan to acquire 100,000 shares of Company Common Stock held by a consultant to the Company. As of May 7, 1998, there were options outstanding to purchase an aggregate of 2,089,334 shares of Company Common Stock pursuant to the 1994 Option Plan, of which options to purchase 1,160,145 shares were fully vested and exercisable as of May 7, 1998. As of May 7, 1998, there were outstanding warrants to purchase an aggregate of 1,336,937 shares of Company Common Stock (including warrants issuable upon exercise of outstanding warrants).

          (b) The Warrant Agreement (the "WARRANT AGREEMENT") dated as of July 26, 1994 between the Company and Continental Stock Transfer & Trust Company (the "WARRANT AGENT") governs outstanding warrants for the purchase of a total of 940,187 shares of Company Common Stock as of the date of this Agreement (the "REDEEMABLE WARRANTS"); PROVIDED, HOWEVER, that warrants (the

"GOLDMEN WARRANTS") for the purchase of (x) a total of 390,000 shares of Company Common Stock and (y) additional warrants for the purchase of 6,750 shares of Company Common Stock, all of which are held by transferees of A.S. Goldmen & Co., Inc. ("GOLDMEN"), are subject to the provisions of the Underwriter's Warrant Agreement dated as of July 26, 1994 between the Company and Goldmen. The Redeemable Warrants and the Goldmen Warrants (including the warrants issuable upon exercise of the Goldmen Warrants) are referred to collectively herein as the "WARRANTS." The Warrant Agreement, together with the certificates for the Redeemable Warrants, constitutes the entire agreement among the Company, the Warrant Agent and the holders of the Redeemable Warrants with respect to the Redeemable Warrants, and except as the terms of the Redeemable Warrants have been amended in connection with the solicitation of the holders of the Redeemable Warrants effected September 30, 1997, there has been no change in or modification or alteration of such terms, nor has there been any amendment or modification of the Warrant Agreement or any other agreement which would affect the terms of the Redeemable Warrants or the related rights and obligations of the holders of the Redeemable Warrants or the parties to the Warrant Agreement. Among other terms, the Redeemable Warrants (i) are currently exercisable at a price of $0.08 per share of Company Common Stock, (ii) expire July 25, 1999 (subject to adjustment in accordance with the Warrant Agreement), and (iii) are currently redeemable at a redemption price of $0.67 per share, subject to the requirements set forth in Section 9 of the Warrant Agreement, which condition the redemption of the Redeemable Warrants based on an average closing sale price of the Company Common Stock (as required in such Section 9) of $2.33 per share, after adjustment for the three-for-one forward split of the Company Common Stock effected on September 18, 1995. The amendment to the Redeemable Warrants made in connection with the solicitation of the holders of the Redeemable Warrants in September 1997 was in compliance with applicable federal and state securities laws. The Company has complied and continues to comply with the terms of the Redeemable Warrants and the Warrant Agreement; has not issued or agreed to issue at any time any securities, including any options, warrants or similar rights for the purchase of securities of the Company, which would result in any adjustment to the number of shares underlying the Redeemable Warrants or the exercise price thereof; and has maintained the currency of the registration statement permitting the exercise of the Redeemable Warrants in accordance with Section 5(b) of the Warrant Agreement. Warrants for the purchase of 940,187 shares are listed for trading on the Nasdaq SmallCap Market, and the grant of Redeemable Warrants and/or the issue and sale of shares of Company Common Stock upon exercise thereof comply or will comply with applicable federal and state securities laws.

          (c) All shares of Company Common Stock subject to issuance upon exercise of outstanding options or warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. All outstanding shares of Company Common Stock, all outstanding securities exchangeable or convertible into or exercisable for Company Common Stock, and any other outstanding securities of the Company were issued in compliance with applicable federal and state securities laws. Schedule 2.2 lists for each person who held options to acquire shares of Company Common Stock as of May 7, 1998, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option, and the extent to which such option will be accelerated in any way by the transactions contemplated by this Agreement.
Schedule 2.2 also lists all outstanding Warrants and other securities exercisable for or convertible into shares of Company Common Stock, the record holder thereof, the applicable exercise or conversion price therefor, and the expiration or termination date thereof. All Company Options have been granted under and in accordance with the requirements of the 1994 Option Plan, have been properly authorized by appropriate action of the Company's Board of Directors, have been granted with an exercise price of not less than fair market value as of the date of grant, and, except with respect to the grant of Company Options to consultants or directors of the Company, have not required or resulted in compensation charges under generally accepted accounting principles.

          (d) Prior to the execution of this Agreement, the Company has obtained in writing from Goldmen and each of the holders of the Goldmen Warrants such waivers and consents, in a form satisfactory to Parent and signed copies of which have been attached to the Company Schedules, to ensure that (i) the Goldmen Warrants will be either redeemed or exercised not later than the Effective Time, or amended prior to the execution of this Agreement to provide that the Goldmen Warrants shall be exchanged for Parent Common Stock at the Effective Time, with appropriate adjustments based on the Exchange Ratio, and
(ii) neither Goldmen nor any holder of the Goldmen Warrants has (or at the Effective Time will have) any contractual rights or claims against the Company or Parent of any nature (including but not limited to Board representation rights, registration rights, rights to payment of commissions or fees, or information rights).

     2.3  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of equity securities of the Company, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any Subsidiary is a party or by which it is bound obligating the Company or any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, and except as set forth on
Schedule 2.3 and as contemplated by this Agreement, no person or entity holds the right to require the registration or qualification under applicable securities laws of any securities of the Company or any Subsidiary, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any class of equity security of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of equity security of any Subsidiary.

     2.4  AUTHORITY.

          (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company's shareholders in accordance with Illinois Law and the filing of the Merger Filings pursuant to Delaware Law and Illinois Law. The vote required of the Company's shareholders to approve and adopt this Agreement and approve the Merger is a majority of the outstanding shares of Company Common Stock. The Company's Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, and as of the Effective Time, the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company or the constituent documents of any Subsidiary; (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company's shareholders as contemplated in Section 5.2 and compliance with the requirements set forth in
Section 2.4(b) below, conflict with, or result in any violation of, law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which the Company or any Subsidiary or any of their respective properties is bound or affected; or (iii) except for the consents, waivers, and approvals described in Schedule 2.4(a), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or its or any of their respective assets are bound or affected. Schedule 2.4(a) lists all consents, waivers and approvals under any agreements, contracts, licenses or leases of the Company or any Subsidiary required to be obtained in connection with the Merger and the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to the Company, Parent, or the Surviving Corporation.

          (b) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local, or foreign governmental authority or instrumentality ("GOVERNMENTAL ENTITY") or any third party, is required to be obtained or made by the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the Merger Filings with the Secretaries of State of the States of Delaware and Illinois; (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.19) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT");

(iii) such consents, approvals, orders, authorizations, registrations, declarations, and filings as may be required under applicable federal, foreign, and state securities (or related) laws, and the securities or antitrust laws of any foreign country; and (iv) such other consents, authorizations, filings, approvals, and registrations which if not obtained or made would not be material to the Company or Parent or adversely effect the ability of the parties hereto to consummate the Merger.

     2.5  SEC FILINGS; COMPANY FINANCIAL STATEMENTS.

          (a) Except as set forth on Schedule 2.5, the Company has filed all forms, reports, and documents required to be filed by the Company with the SEC since July 26, 1994. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof, are referred to herein as the "COMPANY SEC REPORTS." As of their respective filing dates: the Company SEC Reports (i) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any forms, reports, or other documents with the SEC.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIAL STATEMENTS"), including each Company SEC Report filed after the date hereof until the Closing (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto; (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act); and (iii) fairly presented the consolidated financial position of the Company and the Subsidiaries as at the respective dates thereof and the consolidated results of the Company's operations and cash flows for the periods indicated (subject, in the case of unaudited financial statements, to normal audit adjustments). The balance sheet of the Company contained in the Company's Annual Report on Form 10-K for the year ended January 31, 1998 (as filed with the SEC on May 1, 1998) is hereinafter referred to as the "COMPANY BALANCE SHEET." Except as disclosed in the Company Financial Statements, since the date of the Company Balance Sheet, neither the Company nor any Subsidiary has incurred any liability required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which is, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and the Subsidiaries, taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary and usual course of business consistent with past practices.

          (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents, or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Company Balance Sheet (or such other date specifically set forth herein), except as otherwise contemplated by this Agreement, disclosed in the Company SEC Reports, or described in Schedule 2.6, the Company and each Subsidiary have conducted their businesses only in the ordinary and usual course and, without limiting the generality of the foregoing:

          (a) Neither the Company nor any Subsidiary has sustained any damage, destruction, or loss by reason of fire, explosion, earthquake, casualty, labor trouble (including but not limited to any claim of wrongful discharge or other unlawful labor practice), requisition or taking of property by any government or agent thereof, windstorm, embargo, riot, act of God or public enemy, flood, accident, revocation of license or right to do business, total or partial termination, suspension, default or modification of contracts, governmental restriction or regulation, other calamity, or other similar or dissimilar event (whether or not covered by insurance) that has resulted or would result in a Material Adverse Effect on the Company.

          (b) There have been no changes in the condition (financial or otherwise), business, net worth, assets, properties, operations, obligations, liabilities (fixed or contingent), or prospects of the Company which, individually or in the aggregate, have resulted or will result (whether before or after the Effective Time) in a Material Adverse Effect on the Company.

          (c) Neither the Company nor any Subsidiary has issued, or authorized for issuance, any equity security, bond, note, or other security, except for shares of Company Common Stock issued upon exercise of outstanding Company Options and the Warrants, except for shares of Company Common Stock and options to acquire Company Common Stock granted under the 1994 Option Plan, which options are listed in Schedule 2.2, or accelerated the vesting of any employee stock benefits (including vesting under stock purchase agreements or the exercisability of Company Options). Neither the Company nor any Subsidiary has granted or entered into any commitment or obligation to issue or sell any such equity security, bond, note or other security of the Company or such Subsidiary, whether pursuant to offers, stock option agreements, stock bonus agreements, stock purchase plans, incentive compensation plans, warrants, calls, conversion rights or otherwise, except for shares of Company Common Stock issued upon the exercise of the Company Options and the Warrants.

          (d) Neither the Company nor any Subsidiary has incurred any additional debt for borrowed money, nor incurred any obligation or liability (fixed, contingent, or otherwise) except in the ordinary and usual course of business.

          (e) Neither the Company nor any Subsidiary has paid any obligation or liability (fixed, contingent, or otherwise), or discharged or satisfied any lien or encumbrance, or settled any liability, claim, dispute, proceeding, suit, or appeal, pending or threatened against it or any of its assets or properties, except for current liabilities included in the Company Balance Sheet and current liabilities incurred since the date of the Company Balance Sheet in the ordinary and usual course of business.

          (f) Neither the Company nor any Subsidiary has declared, set aside for payment, or paid any dividend, payment, or other distribution on or with respect to any share of its capital stock.

          (g) Neither the Company nor any Subsidiary has purchased, redeemed, or otherwise acquired or committed itself to acquire, directly or indirectly, any shares of its capital stock.

          (h) Neither the Company nor any Subsidiary has mortgaged, pledged, otherwise encumbered, or subjected to lien any of its material assets or properties, tangible or intangible, nor has it committed itself to do any of the foregoing, except for liens for current Taxes (as defined in Section 2.7) which are not yet due and payable and purchase money liens arising out of the purchase and sale of products or services made in the ordinary and usual course of business.

          (i) Neither the Company nor any Subsidiary has disposed of, or agreed to dispose of, any material asset or property, tangible or intangible, except in the ordinary and usual course of business, nor has the Company or any Subsidiary leased or licensed to others (including officers and directors of the Company), or agreed so to lease or license, any asset or property, except for the licensing of the Company's software to customers, distributors, and resellers in the ordinary and usual course of business.

          (j) Neither the Company nor any Subsidiary has purchased or agreed to purchase or otherwise acquire any debt or equity securities of any corporation, partnership, joint venture, firm, or other entity.

          (k) Neither the Company nor any Subsidiary has entered into any material transaction or contract, or made any commitment to do the same, except in the ordinary and usual course of business. Neither the Company nor any Subsidiary has made any expenditure or commitment for the purchase, acquisition, construction, or improvement of a capital asset except in the ordinary and usual course of business. Neither the Company nor any Subsidiary has waived any right of substantial value or cancelled any material debts or claims or voluntarily suffered any extraordinary losses.

          (l) Neither the Company nor any Subsidiary has sold, assigned, transferred, or conveyed, or committed itself to sell, assign, transfer or convey, any Company Intellectual Property Rights (as defined in Section 2.10), except for the licensing of software to customers, distributors, and resellers in the ordinary and usual course of business, and neither the Company nor any Subsidiary has entered into any product development, technology or product sharing, or similar strategic arrangement with any other party.

          (m) Neither the Company nor any Subsidiary has effected or agreed to effect any amendment or supplement to any employee profit sharing, stock option, stock purchase, pension, bonus, incentive, retirement, medical reimbursement, life insurance, deferred compensation or any other employee benefit plan or arrangement. Neither the Company nor any Subsidiary has paid or committed itself to pay to or for the benefit of any of its directors, officers, employees, consultants or shareholders any compensation of any kind other than wages, salaries, and benefits at times and rates in effect prior to the date of the Company Balance Sheet (other than regularly scheduled increases for non-officer employees in the ordinary and usual course of business).
Neither the Company nor any Subsidiary has effected or agreed to effect any change, including by way of hiring or involuntary termination, in the employment or engagement terms of any of its directors, executive officers, or key employees.

          (n) Since July 22, 1994, the Company has not effected or committed itself to effect any amendment or modification to its Articles of Incorporation or Bylaws.

          (o) The Company has not changed in any way its accounting methods or practices (including any change in depreciation or amortization policies or rates, any changes in policies in making or reversing accruals, or any change in capitalization of software development costs).

          (p) Neither the Company nor any Subsidiary has made any loan to any person or entity, and neither the Company nor any Subsidiary has guaranteed the payment of any loan or debt of any person or entity, except for (i) travel or similar advances made to employees in connection with their employment duties in the ordinary and usual course of business, consistent with past practices and
(ii) accounts receivable incurred in the ordinary and usual course of business consistent with past practices.

          (q) Neither the Company nor any Subsidiary has changed in any material respect the prices or royalties set or charged by the Company or such Subsidiary.

          (r) Neither the Company nor any Subsidiary has negotiated or agreed to do any of the things described in the preceding clauses (a) through (q) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

     2.7  TAXES.

          (a) DEFINITION OF TAXES. For the purposes of this Agreement, "TAX" or collectively, "TAXES," means any and all federal, state, local and foreign taxes, assessments, and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

          (b)  TAX RETURNS AND AUDITS.

                    (i) The Company and each Subsidiary has accurately prepared and timely filed all required federal, state, local and foreign returns, estimates, information statements, and reports ("RETURNS") relating to Taxes of the Company, any Subsidiary, or their operations and have paid all Taxes shown to be due on such Returns. Such Returns are true and correct in all material respects and have been completed in accordance with applicable law.

                    (ii) The Company and each Subsidiary as of the Effective Time (A) will have paid or accrued all Taxes it is required to pay or accrue and (B) will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA"), and other Taxes required to be withheld.

                    (iii) Neither the Company nor any Subsidiary has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed, or assessed against the Company or any Subsidiary, nor has the Company or any Subsidiary executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                    (iv) No audit or other examination of any Return of the Company or any Subsidiary by any Tax authority is presently in progress, nor has the Company or any Subsidiary been notified of any request for such an audit or other examination.

                    (v) No adjustment relating to any Returns filed by the Company or any Subsidiary has been proposed formally or informally by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

                    (vi) Neither the Company nor any Subsidiary has any liability for unpaid Taxes which has not been accrued or reserved against in accordance with GAAP on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation in the ordinary course of the business of the Company and the Subsidiaries. The accrual for Taxes of the Company and the Subsidiaries shown on the Company Balance Sheet is sufficient to discharge the Taxes for all periods (or the portion of any period) ending on or prior to the date of the Company Balance Sheet, and no Taxes will be incurred by the Company or any Subsidiary between that date and the Closing Date, except in the ordinary course of business.

                    (vii) The Company has provided Parent copies of all federal, state, and foreign income and all state sales and use Tax Returns of the Company or any Subsidiary for each of the Company's last five fiscal years.

                    (viii) There are (and, as of immediately following the Closing, there will be) no liens, pledges, charges, claims, security interests or other encumbrances of any kind ("LIENS") on the assets of the Company or any Subsidiary relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable or Liens that would not materially impair the use of the encumbered assets.

                    (ix) There is no contract, agreement, plan or arrangement to which the Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

                    (x) Neither the Company nor any Subsidiary has filed any consent agreement under Section 341(f) of the Code or agreed to have
Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

                    (xi) Neither the Company nor any Subsidiary is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

                    (xii) Except as may be required as a result of the Merger, the Company and the Subsidiary have not been and will not be required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

                    (xiii) None of the assets of the Company or any Subsidiary is tax exempt use property within the meaning of Section 168(h) of the Code.

                    (xiv) The Company Schedules list (A) any foreign tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by the Company or any Subsidiary with any Tax authority, and (C) any expatriate programs or policies affecting the Company or any Subsidiary.

     2.8 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no agreement (noncompetition, field of use, or otherwise), judgment, injunction, order, or decree binding upon the Company or any Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of the Company or any Subsidiary, any acquisition of property (tangible or intangible) by the Company or any Subsidiary, or the conduct of any line of business by the Company or any Subsidiary. Without limiting the foregoing, neither the Company nor any Subsidiary has entered into any agreement under which the Company or any Subsidiary is restricted from selling, licensing, or otherwise distributing any products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

     2.9  TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

          (a) Neither the Company nor any Subsidiary owns any real property, nor has the Company or any Subsidiary ever owned any real property. Schedule 2.9(a) sets forth a list of all real property currently leased by the Company and the Subsidiaries, the name of the lessor, and the date and term of the lease and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute an event of default) that would give rise to a claim in an amount greater than $15,000. To the knowledge of the Company, neither its operations nor the operation of the Subsidiaries on any such real property, nor such real property, including improvements thereon, violate in any material respect any applicable building code, zoning requirement, or classification, or pollution control ordinance or statute relating to the particular property to such operations, and such non-violation is not dependent, in any instance, on so-called non-conforming use exceptions.

          (b) The Company and the Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used or held for use in their business, free and clear of any Liens, except as reflected in the Company Financial Statements, except for liens created by the lessors of such properties or assets, and except for Liens for Taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

     2.10 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

     "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing;
     (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world;
     (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and
     (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

     "COMMERCIAL SOFTWARE RIGHTS" shall mean packaged commercially available software programs generally available to the public through retail dealers in computer software which have been licensed to the Company or a Subsidiary pursuant to end-user licenses and which are used in the business of the Company and the Subsidiaries but are in no way a component of or incorporated in any products of the Company or any Subsidiary or any related Company Intellectual Property.

     "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is used in the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted.

     "REGISTERED INTELLECTUAL PROPERTY" shall mean all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks;
     (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

     "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company.

          (a) Schedule 2.10(a) sets forth a complete list of all Registered Intellectual Property and all material Intellectual Property included in the Company Intellectual Property and specifies the jurisdictions in which such Company Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners, together with a list of all software products currently marketed by the Company and the Subsidiaries and an indication as to which, if any, of such software products have been registered for copyright protection with the United States Copyright Office and any foreign offices and by whom such items have been registered.

          (b) Schedule 2.10(b) sets forth a complete list of (i) any requests the Company or any Subsidiary has received to make any such registration, including the identity of the requestor and the item requested to be so registered and the jurisdiction for which such request has been made; (ii) all licenses, sublicenses, and other agreements to which the Company or any Subsidiary is a party and pursuant to which the Company, any Subsidiary, or any other person is authorized to use any Company Intellectual Property or trade secret material to the Company or any Subsidiary, and includes the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty, and the term thereof (other than standard customer, distributor, and reseller software license agreements entered into by the Company or any Subsidiary in the ordinary course of business); and (iii) any agreement pursuant to which a third party has licensed or transferred any Intellectual Property to the Company (other than licenses of Commercial Software Rights). The execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, will cause neither the Company nor any Subsidiary to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement.

          (c) Neither the Company nor any Subsidiary has been sued or charged as a defendant in any claim, suit, action, or proceeding which involves a claim of infringement of any Intellectual Property of any third party and which has not been finally terminated prior to the date hereof nor does the Company have any knowledge of any such charge or claim, and there is not any infringement liability with respect to, or infringement or violation by, the Company or any Subsidiary of any Intellectual Property of another.
No Company Intellectual Property or product of the Company or any of Subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing of products by the Company and the Subsidiaries.

          (d) Each item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

          (e) The Company or a Subsidiary is the sole and exclusive owner or licensee of, with all right, title, and interest in and to each item of Company Intellectual Property, free and clear of any Lien, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property is being used. Neither the Company nor any Subsidiary uses or is licensed to use, and none of their products include or incorporate, any (i) software distributed free of charge on a trial basis for which a paid license would be required for commercial distribution, (ii) software whose ownership has been retained by a third party who controls its distribution, or (iii) any other code obtained from the public domain.

          (f) To the extent that any material Intellectual Property has been developed or created by a third party for the Company or any Subsidiary, the Company or a Subsidiary has a written agreement with such third party with respect thereto, and the Company or a Subsidiary thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

          (g) The Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party.

          (h) All contracts, licenses and agreements relating to the Company Intellectual Property are in full force and effect. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. The Company is in compliance with, and has not breached any term of such contracts, licenses and agreements and, to the knowledge of the Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company's rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments which the Company would otherwise be required to pay.

          (i) No claims with respect to Company Intellectual Property have been asserted or, to the Company's knowledge, are threatened by any person, nor to the Company's knowledge are there any valid grounds for any bona fide claims (i) to the effect that the manufacture, sale, licensing or use of any of the products of the Company and the Subsidiaries infringes on or misappropriates any Intellectual Property or constitutes unfair competition or trade practices under the laws of any jurisdiction; (ii) against the use by the Company or any Subsidiary of any Intellectual Property used in the business of the Company and the Subsidiaries as currently conducted or as proposed to be conducted; or (iii) challenging the ownership by the Company or any Subsidiary, validity or effectiveness of any Company Intellectual Property. The business of the Subsidiaries as currently conducted or as proposed to be conducted has not and does not infringe on any proprietary right of any third party. To the Company's knowledge, there is no unauthorized use, infringement or misappropriation of any Company Intellectual Property by any third party, including any employee or former employee of the Company or any Subsidiary.

          (j) To the Company's knowledge, neither the Company nor any Subsidiary has breached or violated the terms of its license, sublicense, or other agreement relating to any Commercial Software Rights, and the Company and the Subsidiaries have a valid right to use such Commercial Software Rights under such licenses and agreements. Neither the Company nor any Subsidiary is or will be as a result of the execution and delivery of this Agreement or the performance of the Company's obligations hereunder, in violation of any license, sublicense, or agreement relating to Commercial Software Rights. No claims with respect to the Commercial Software Rights have been asserted or, to the knowledge of the Company, are threatened by any person against the Company or any Subsidiary, nor to the knowledge of the Company is there any valid grounds for any bona fide claims (i) to the effect that the use of any product as now used or proposed for use by the Company and the Subsidiaries infringes on any Intellectual Property, (ii) against the use by the Company or any Subsidiary of any Company Intellectual Property, or
(iii) challenging the validity or effectiveness of any of the rights of the Company and the Subsidiaries to use Commercial Software Rights. To the knowledge of the Company, there is no material unauthorized use, infringement, or misappropriation of any of the Commercial Software Rights by the Company or any Subsidiary or any employee or former employee of the Company or any Subsidiary. To the knowledge of the Company, no Commercial Software Right is subject to any outstanding order, judgment, decree, stipulation, or agreement restricting in any manner the use thereof by the Company or any Subsidiary.

          (k) The Company has taken reasonable steps to protect the Company's rights in the Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company, and, without limiting the foregoing, the Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of the Company have executed such an agreement, except where the failure to do so is not reasonably expected to be material to the Company.

     2.11 COMPLIANCE; PERMITS; RESTRICTIONS.

          (a) Neither the Company nor any Subsidiary is in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which the Company or any Subsidiary or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties are bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the Company's knowledge, has been threatened against the Company or any Subsidiary, nor, to the Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of the Company or any Subsidiary.

          (b) The Company and the Subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of the Company or such Subsidiary as currently conducted (collectively, the "COMPANY PERMITS"). The Company and the Subsidiaries are in compliance in all material respects with the terms of the Company Permits, except where the failure to be in compliance with the terms of the Company Permits would not have a Material Adverse Effect on the Company.

     2.12 LITIGATION. Except as disclosed in the Company Schedules, there is no action, suit, proceeding, claim, arbitration, or investigation pending before any court or administrative agency against the Company or any Subsidiary (or any officer, director, or key employee of the Company or any Subsidiary in their capacity as such). To the Company's knowledge, no such action, proceeding, claim, arbitration, or investigation has been threatened, and the Company is not aware of any basis for any such action, suit, proceeding, claim, arbitration, or investigation. No Governmental Entity has at any time challenged or questioned the legal right of the Company to design, manufacture, offer or sell any of its products in the present manner or style thereof.

     Except as disclosed in Schedule 2.12, the Company has never been subject to an audit, compliance review, investigation, or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "GOVERNMENT AUDIT").
To the Company's knowledge, no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of the Company, no basis would exist for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in Schedule 2.12, a true and complete copy of all correspondence and documentation with respect thereto has been provided to Parent.

     2.13 INTERESTED PARTY TRANSACTIONS. Except as set forth in Schedule 2.13, no officer, director, or key employee of the Company or any Subsidiary or any holder of 5% or more of the Company's outstanding capital stock (nor any ancestor, sibling, descendant, or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has an economic interest) has, directly or indirectly, (i) an economic interest in any entity which furnishes or sells services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any entity that purchases from or sells or furnishes to the Company or any Subsidiary any goods or services, or (iii) a beneficial interest in any contract or agreement of the Company or any Subsidiary; PROVIDED, HOWEVER, that no officer, director, key employee, or shareholder of the Company or any Subsidiary shall be deemed to have such an economic interest solely by virtue of holding less than one percent (1%) of the outstanding voting stock of a corporation whose equity securities are traded on a recognized stock exchange in the United States or quoted on The Nasdaq Stock Market. There are no receivables of the Company or any Subsidiary owing by any director, officer, employee, or consultant to the Company or any Subsidiary (or any ancestor, sibling, descendant, or spouse of any such persons, or any trust, partnership, or corporation in which any of such persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company's established employee reimbursement policies and consistent with past practice).

     2.14 BROKERS' AND FINDERS' FEES. Except for fees payable to NationsBanc Montgomery Securities ("MONTGOMERY") pursuant to an engagement letter dated April 20, 1998, a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.15 EMPLOYEE BENEFIT PLANS.

          (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 2.15(a)(i) below (which definition shall apply only to this Section 2.15), for purposes of this Agreement, the following terms shall have the meanings set forth below:

                    (i) "AFFILIATE" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b),
(c), (m) or (o) of the Code and the regulations issued thereunder;

                    (ii) "COMPANY EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee

                    (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended

                    (iv)   "DOL" shall mean the Department of Labor;

                    (v) "EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of the Company or any Affiliate;

                    (vi) "EMPLOYEE AGREEMENT" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant;

                    (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

                    (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

                    (ix) "INTERNATIONAL EMPLOYEE PLAN" shall mean each Company Employee Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of Employees outside the United States;

                    (x)    "IRS" shall mean the Internal Revenue Service;

                    (xi) "MULTIEMPLOYER PLAN" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

                    (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

                    (xiii) "PENSION PLAN" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of
Section 3(2) of ERISA.

          (b) SCHEDULE. Schedule 2.15 contains an accurate and complete list of each Company Employee Plan and each material Employee Agreement. The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

          (c) DOCUMENTS. The Company has provided to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

          (d) EMPLOYEE PLAN COMPLIANCE. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan;
(v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event);
(vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company
Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

          (e) PENSION PLANS. The Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

          (f) MULTIEMPLOYER PLANS. At no time has the Company contributed to or been requested to contribute to any Multiemployer Plan.

          (g) NO POST-EMPLOYMENT OBLIGATIONS. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statutes, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

          (h) Neither the Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees.

          (i)  EFFECT OF TRANSACTION

                    (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

                    (ii) No payment or benefit which will or may be made by the Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

          (j) EMPLOYMENT MATTERS. The Company (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against the Company under any worker's compensation policy or long-term disability policy. To the Company's knowledge, no employee of the Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other person or entity.

          (k) LABOR. No work stoppage or labor strike against the Company is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company.

          (l) INTERNATIONAL EMPLOYEE PLAN. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

     2.16 ENVIRONMENTAL MATTERS. The Company and each of the Subsidiaries (i) have obtained all approvals which are required to be obtained under all applicable federal, state, foreign or local laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved hereunder relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes by the Company or the Subsidiaries ("ENVIRONMENTAL LAWS"); (ii) are in compliance with all terms and conditions of such required approvals, and prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against the Company or any of the Subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by the Company or the Subsidiaries (or any of their respective agents) thereunder.

     2.17 AGREEMENTS, CONTRACTS, AND COMMITMENTS.  Except as set forth in
Schedule 2.17, neither the Company nor any Subsidiary is a party to or is bound by:

          (a) any employment or consulting agreement, contract or commitment with any officer, director, higher level employee, or member of the Company's Board of Directors, other than those that are terminable by the Company or any Subsidiary on no more than thirty days' notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit the ability of the Company or any Subsidiary to terminate employees at will;

          (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (c)  any collective bargaining agreements;

          (d) any bonus, deferred compensation, pension, profit sharing or retirement plans;

          (e) any agreement of indemnification or any guaranty (other than as set forth in standard customer, distributor, and reseller software license agreements entered into in connection with the sale or license of software products in the ordinary course of business);

          (f) any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company's business since July 26, 1996;

          (g) any distribution, joint marketing, or development agreement under which the Company or any Subsidiary has continuing obligations to jointly market any product, technology or service, or any agreement pursuant to which the Company or any Subsidiary has continuing obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by the Company or such Subsidiary;

          (h) any agreement, contract, or commitment to provide source code to any third party for any product or technology;

          (i) any agreement containing any covenant limiting the freedom of the Company or any Subsidiary to engage in any line of business or to compete with any person or entity; or

          (j) any agreement, contract or commitment currently to license any third party to manufacture or reproduce any product, service or technology (other than as set forth in standard distributor and reseller software license agreements entered into in the normal course of business).

     Neither the Company nor any Subsidiary, is in breach, violation or default under, and neither the Company nor any Subsidiary has received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts, or commitments to which the Company or any Subsidiary is a party or by which it is bound that are required to be disclosed in the Company Schedules pursuant to clauses (a) through (j) above or pursuant to Section 2.10 hereof (any such agreement, contract or commitment, a "COMPANY CONTRACT"). Each Company Contract is in full force and effect and, except as otherwise disclosed in Schedule 2.17, is not subject to any default thereunder of which the Company has knowledge by any party obligated to the Company or any Subsidiary pursuant thereto.

     2.18 CHANGE OF CONTROL PAYMENTS. Schedule 2.18 sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of the Company or any Subsidiary as a result of or in connection with the Merger.

     2.19 STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by the Company for inclusion in the Registration Statement (as defined in Section 3.2(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the shareholders of the Company in connection with the meeting of the Company's shareholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "COMPANY SHAREHOLDERS' MEETING") (such proxy statement/prospectus as amended or supplemented being referred to herein as the "PROXY STATEMENT/PROSPECTUS") shall not, on the date the Proxy Statement/Prospectus is first mailed to the Company's shareholders or at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become false or misleading. The Proxy

Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act, and the rules and regulations thereunder. If, at any time prior to the Effective Time, any event relating to the Company or any of its affiliates, officers, or directors should be discovered by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

     2.20 BOARD APPROVAL. The Board of Directors of the Company has, as of the date of this Agreement, unanimously determined (i) that the Merger is fair to and in the best interests of the Company and its shareholders and (ii) to recommend that the shareholders of the Company approve and adopt this Agreement and approve the Merger.

     2.21 FAIRNESS OPINION. The Company's Board of Directors has received a written opinion from Montgomery, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to the Company's shareholders from a financial point of view. The Company has delivered a copy of such opinion to Parent.

     2.22 SECTION 11.75 OF THE ILLINOIS GENERAL CORPORATION LAW NOT APPLICABLE. The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 11.75 of the Illinois Business Corporation Act applicable to a "business combination" (as defined in such Section 11.75) will not apply to the execution, delivery, or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.


                                   ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company as follows:

     3.1 ORGANIZATION OF PARENT AND MERGER SUB. Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby.

     3.2  AUTHORITY.

          (a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or representation applicable to Parent or on which Parent's business, financial condition, operations or prospects is substantially dependent, the breach, violation, default, termination or forfeiture of which would result in a material adverse effect upon the ability of Parent or Merger Sub to consummate the Merger, or a Material Adverse Effect on Parent or Merger Sub.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of a Registration Statement (the "REGISTRATION STATEMENT") on Form S-4 (or any similar successor form thereto) with the SEC in accordance with the Securities Act; (ii) the Merger Filings with the Secretaries of State of the States of Delaware and Illinois; (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country; and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or the Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

     3.3 PARENT COMMON STOCK. The Parent Common Stock to be issued pursuant to the Merger has been duly authorized and will, when issued and delivered in accordance with this Agreement be validly issued, fully paid and nonassessable will not be subject to any restrictions on resale under the Securities Act, other than restrictions imposed by Rule 145 promulgated under the Securities Act.

     3.4  SEC FILINGS; PARENT FINANCIAL STATEMENTS.

          (a) Parent has filed all forms, reports, and documents required to be filed by Parent with the SEC and has made available to the Company such forms, reports, and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "PARENT SEC REPORTS." As of their respective filing dates, the Parent SEC Reports (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated financial statements of Parent (including, in each case, the notes thereto), included in the Parent SEC Reports (the "PARENT FINANCIAL STATEMENTS"), including each Parent SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act); and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated (subject, in the case of unaudited financial statements, to normal audit adjustments). There has been no change in Parent's accounting policies except as described in the notes to the Parent Financial Statements.

     3.5 NO MATERIAL ADVERSE CHANGE. Since December 31, 1997, Parent has conducted its business in the ordinary course and there has not occurred (a) any material adverse change in the financial condition, results of operations, liabilities, assets (including intangible assets), business, or prospects of Parent and its subsidiaries, taken as a whole; (b) any amendment or change in the Certificate of Incorporation or Bylaws of Parent; or (c) any damage to, destruction or loss of any assets of the Parent (whether or not covered by insurance) that materially and adversely affects the financial condition or business of Parent and its subsidiaries, taken as a whole.

     3.6 STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to the Company's shareholders or at the time of the Company Shareholders' Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration

RISK FACTORS - MANDATORY REDEMPTION OF PREFERRED STOCK

The Company's certificate of incorporation requires the Company to redeem all of its outstanding shares of Series B Preferred Stock in August 2002 (the "Mandatory Redemption Date") for $45,000,000, unless such share of Series B Preferred Stock have previously been converted into Common Stock of the Company at the option of the holders thereof or automatically converted upon an initial public offering by the Company. Notwithstanding this requirement in the certificate of incorporation, however, the terms of the Notes generally prohibit such a redemption by the Company. Although there are provisions of the Notes that permit the Company under certain circumstances to redeem the Series B Preferred Stock through an equity financing prior to the maturity date of the Notes, the Company would continue to be in breach under its certificate of incorporation from the Redemption Date until the date of such a refinancing. During such period of time, there can be no assurance that holders of Series B Preferred Stock will not take legal action against the Company in an attempt to enforce their redemption right, force the Company to renegotiate the terms of the Series B Preferred Stock or require the Company to sell additional equity to finance the redemption. Although such actions may not have an adverse effect on the Notes, they may have an adverse effect on the Company and the interests of its equity holders, including the holders of the Warrants. A substantial majority of the Company's Series B Preferred Stock is held by Princes Gate L.P., II, which is an affiliate of the Placement Agent of the Notes. Therefore, in the event of legal action by or a renegotiation with the holders of the Series B Preferred Stock, Morgan Stanley Dean Witter may be in a conflict position as both Placement Agent and advisor to Princes Gate L.P., II. See "Certain Transactions."

Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.


                                    ARTICLE IV

                       CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 CONDUCT OF BUSINESS BY THE COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company agrees (except to the extent that Parent shall otherwise consent in writing) to carry on its business and to cause the Subsidiaries to carry on their business in the ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, to pay their debts and Taxes when due (subject to good faith disputes over such debts or Taxes), to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers and key employees, and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and the Subsidiaries at the Effective Time. The Company shall promptly notify Parent of any event which materially adversely affects the Company, any Subsidiary, or their businesses. Except as expressly contemplated by this Agreement or disclosed in Schedule 4.1, the Company shall not, and shall not permit any Subsidiary to, without the prior written consent of Parent:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Company Options or Company Common Stock subject to vesting, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any director, officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as disclosed in the Company Schedules, or adopt any new severance plan;

          (c) Transfer or license to any person or entity or otherwise extend, amend, or modify in any respect any rights to the Company Intellectual Property (other than end-user licenses granted to customers of the Company and the Subsidiaries in the ordinary course of business), or enter into grants to future patent rights;

          (d) Enter into or amend any agreements pursuant to which any other party is granted marketing, distribution, or similar rights of any type or scope with respect to any products or products licensed by the Company and the Subsidiaries;

          (e) Amend or otherwise modify (or agree to do so), except in the ordinary course of business, or violate the terms of, any of the agreements set forth or described in the Company Schedules;

          (f) Commence any litigation except to enforce its rights under or to interpret this Agreement or any other agreement, obligation, or arrangement contemplated hereby or entered into or established in connection therewith.

          (g) Declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, equity securities, or property) in respect of any capital stock or split, combine, or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for any capital stock;

          (h) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Subsidiary, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (i) Issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of the Company's capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities (other than Company Common Stock issued upon exercise of Company Options outstanding as of the date hereof and the Warrants);

          (j) Cause, permit or propose any amendments to its Articles of Incorporation, Bylaws or similar governing instruments;

          (k) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any joint ventures, strategic partnerships, or alliances;

          (l) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company;

          (m) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any Subsidiary, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

          (n) Effect or agree to effect, including by way of hiring or involuntary termination, any change in its directors, officers, or key employees;

          (o) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay or agree to pay any special bonus or special remuneration to any director, employee, or consultant or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

          (p) Make any payments outside of the ordinary course of business in excess of $75,000;

          (q) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which the Company or any Subsidiary is a party or waive, release, or assign any material rights or claims thereunder;

          (r) Revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (s) Except as required by GAAP, effect any changes in its accounting methods, principles, or practices;

          (t) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, provided that Parent shall not unreasonably withhold its consent to any of the foregoing;

          (u) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

          (v) Agree in writing or otherwise to take any of the actions described in Article 4 (a) through (u) above.

     4.2 TERMINATION OF 401(K) PLANS. The Company agrees to terminate the 401(k) plans of the Company and of Facility Management Systems, Inc. immediately prior to the Effective Time, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain such plans by providing the Company with written notice of such election at least three (3) days before the Effective Time.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER FILINGS; BOARD RECOMMENDATIONS. As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and, subject to Section 5.2(c), the Company will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of the Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus, or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company, such amendment or supplement.

     5.2  MEETING OF COMPANY SHAREHOLDERS.

          (a) Promptly after the date hereof, the Company will take all action necessary in accordance with the Illinois Law and its Articles of Incorporation and Bylaws to convene the Company Shareholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger or the issuance of shares of Parent Common Stock pursuant to the Merger, respectively, subject to Section 5.2(c). The Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of Nasdaq or Illinois Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Company's shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Shareholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company's Shareholders' Meeting. Subject to Section 5.2(c), the Company shall ensure that the Company Shareholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Shareholders' Meeting are solicited, in compliance with Illinois Law, its Articles of Incorporation and Bylaws, the rules of Nasdaq, and all other applicable legal requirements. The Company's obligation to call, give notice of, convene and hold the Company
Shareholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement, or submission to the Company of any Acquisition Proposal (as defined in Section 5.4), or by any withdrawal, amendment, or modification of the recommendation of the Board of Directors of the Company with respect to the Merger, except as permitted by Section 5.2(c).

          (b) Subject to Section 5.2(c), (i) the Board of Directors of the Company shall unanimously recommend that the Company's shareholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Shareholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's shareholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Shareholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of the Company that the Company's shareholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, the recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if such recommendation shall no longer be unanimous.

          (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) neither the Company nor any of its representatives shall have violated any of the restrictions set forth in
Section 5.4, and (iii) the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment, or modification of such recommendation is required in order for the Board of Directors of the Company or any committee thereof to comply with its fiduciary obligations to the Company's shareholders under applicable law. Subject to applicable laws, nothing contained in this Section 5.2 shall limit the Company's obligation to hold and convene the Company Shareholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended, or modified); PROVIDED, HOWEVER, that in the event the

Board of Directors of the Company shall recommend a Superior Offer to the shareholders of the Company in accordance with the provisions of Section 5.2(c) and such recommendation occurs prior to the date of mailing of the Prospectus/Proxy Statement to the shareholders of the Company (the "SHAREHOLDER MAILING DATE") and the Company is not otherwise in material breach of this Agreement, the Company's obligation to hold and convene the Company Shareholders' Meeting shall cease. For purposes of this Agreement, "SUPERIOR OFFER" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by the Company of assets representing in excess of 50% of the fair market value of the Company's business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company, on terms that the Board of Directors of the Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the Company's shareholders from a financial point of view than the terms of the Merger; PROVIDED, HOWEVER, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the Company's Board of Directors to be obtained by such third party on a timely basis.

     5.3  CONFIDENTIALITY; ACCESS TO INFORMATION.

          (a) CONFIDENTIALITY AGREEMENT. The parties acknowledge that the Company and Parent have previously executed a Mutual Confidentiality Agreement, dated as of November 12, 1997 (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

          (b) ACCESS TO INFORMATION. Each of the Company and Parent will afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4  NO SOLICITATION.

          (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, the Company and the Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney, or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions; (iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined); PROVIDED, HOWEVER, that prior to the approval of this Agreement by the required vote of the Company's shareholders, this
Section 5.4(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and the Subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to an Acquisition Proposal submitted by such person or group (and not withdrawn) if (A) neither the Company nor any representative of the Company or any of the Subsidiaries shall have violated any of the restrictions set forth in this Section 5.4; (B) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's shareholders under applicable law; (C) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, the Company gives Parent written notice of the identity of such person or group and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group and the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company and such limitations are at least as restrictive as the limitations set forth in the Confidentiality Agreement; and (D) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). The Company and the Subsidiaries will immediately cease any and all existing activities, discussions, or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director, or employee of the Company or any Subsidiary or any investment banker, attorney or other advisor or representative of the Company or any Subsidiary shall be deemed to be a breach of this Section 5.4 by the Company. In addition to the foregoing, the Company shall (i) provide Parent with at least 24 hours prior notice of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) not accept or recommend to its shareholders a Superior Offer for a period of at least five (5) business days after Parent's receipt of a copy of such Superior Offer (or a written description of the significant terms and conditions of such Superior Offer, if not in writing).

     For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of the Company or any of Subsidiary or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of the Company or any Subsidiary or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 50% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

          (b) In addition to the obligations of the Company set forth in paragraph (a) of this Section 5.4, the Company, as promptly as practicable, shall advise Parent orally and in writing of any request for non-public information which the Company reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which the Company reasonably should believe would lead to any Acquisition Proposal; the material terms and conditions of such request, Acquisition Proposal or inquiry; and the identity of the person or group making any such request, Acquisition Proposal or inquiry. The Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     5.5 PUBLIC DISCLOSURE. Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement, or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     5.6  REASONABLE EFFORTS; NOTIFICATION.

          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following:
(i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (iii) the obtaining of all necessary consents, approvals or waivers from third parties; (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, upon the terms and subject to the conditions set forth in this Agreement, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require the Parent or Company or any Subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

          (b) The Company shall give prompt notice to Parent in the event any representation or warranty made by it in this Agreement becomes untrue or inaccurate, or the Company fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in
Section 6.3(a) or 6.3(b) would not be satisfied; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

          (c) Parent shall give prompt notice to the Company in the event any representation or warranty made by it or Merger Sub in this Agreement becomes untrue or inaccurate, or either Parent or Merger Sub fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.7 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, each of Parent and the Company will use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

     5.8  STOCK OPTIONS AND EMPLOYEE BENEFITS.

          (a) At the Effective Time, each Company Option, whether or not exercisable, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the 1994 Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

          (b) It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time, and the provisions of this Section 5.8 shall be applied consistent with such intent.

          (c) Notwithstanding anything to the contrary in this Section 5.8, in lieu of assuming outstanding options under the 1994 Option Plan, Parent may, at its election, cause such outstanding options to be replaced by issuing substantially equivalent replacement stock options therefor.

     5.9 FORM S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options as soon as is reasonably practicable after the Effective Time but in any event within five (5) days of the Closing Date.

     5.10 INDEMNIFICATION.

          (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the "INDEMNIFIED PARTIES") and any indemnification provisions under the Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

          (b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; PROVIDED, HOWEVER, that in no event will Parent or the Surviving Corporation be required to expend in excess of 125% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 125% of such annual premium).

     5.11 NASDAQ LISTING. Parent agrees to authorize for listing on the Nasdaq National Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     5.12 COMPANY AFFILIATE AGREEMENT. Schedule 5.12 lists those persons who may be deemed to be, in the Company's reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each a "COMPANY AFFILIATE"). The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. The Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT D (the "COMPANY AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

     5.13 TAX-FREE REORGANIZATION. No party shall take any action either prior to or after the Effective Time that could reasonably be expected to cause the Merger to qualify as a "reorganization" under Section 368(a) of the Code.

     5.14 COMFORT LETTER. Company shall use its reasonable best efforts to cause Price Waterhouse, certified public accountants to Company, to provide a letter reasonably acceptable to Parent, relating to their review of the financial statements and other financial data and schedules relating to Company contained in or incorporated by reference in the Registration Statement.

     5.15 SHAREHOLDER RIGHTS PLAN. Prior to the Effective Time, without Parent's prior written consent, Company will not adopt a shareholder rights plan.

     5.16 AMENDMENT OF REDEEMABLE WARRANTS. As promptly as practicable after the execution of this Agreement:

          (a) The Company shall prepare and include within the Registration Statement as part of the Proxy Statement/Prospectus an information statement meeting the requirements of Schedule 14C of the Exchange Act for the purpose of soliciting the holders of the Redeemable Warrants. The purpose of such solicitation shall be to seek the requisite approval of the holders of the Redeemable Warrants to amend all of the outstanding
Redeemable Warrants, such amendment to be conditioned upon and effective concurrent with the Effective Time, to provide that as of the Effective Time, the Redeemable Warrants shall be deemed automatically exchanged for and converted into the right to receive that number of shares of Parent Common Stock, based on the Exchange
Ratio, (or cash in lieu thereof for any fractional share, in accordance with Section 1.6(g) above) as would be the case if the Redeemable Warrants had been exercised for Company Common Stock immediately prior to the Effective Time on a net issuance basis, based on the average of the last reported sale prices of Parent
Common Stock as reported by Nasdaq on the five (5) most recent trading days ending on the trading day immediately preceding the Effective Time, subject to the surrender of the certificates representing the Redeemable Warrants.

          (b) The Company shall cooperate with Parent in providing all necessary information required for the solicitation of the holders of the Redeemable Warrants as contemplated in subparagraph (a) above in the preparation of the Registration Statement, and shall solicit the holders of the Redeemable Warrants in accordance with the requirements of Section 14(c) of the Exchange Act and the related rules and regulations. The Company shall ensure that the amendment of the Redeemable Warrants is completed in accordance with the requirements of the Warrant Agreement, and shall take such actions as may be reasonably requested by the Warrant Agent (as defined in the Warrant Agreement) to effect such amendment. In addition, the Company shall ensure that the amendment of the Redeemable Warrants is in compliance with all applicable state securities laws.

     5.17 WARRANT ASSUMPTION. In the event that the amendment of the Redeemable Warrants is not completed as provided in Section 5.16 above, Parent shall take such actions as shall be necessary to assume the Redeemable Warrants in accordance with the provisions of the Warrant Agreement, except that (i) each Redeemable Warrant will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Redeemable Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (ii) the per share exercise price and redemption price for the shares of Parent Common Stock subject to the Redeemable Warrants so assumed will be equal to the quotient determined by dividing the exercise price and redemption price per share of Company Common Stock subject to the Redeemable Warrant by the Exchange Ratio, rounded up to the nearest whole cent, (iii) and such other adjustments may be made as are consistent with the provisions of the Warrant Agreement.

                                      ARTICLE VI

                               CONDITIONS TO THE MERGER

     6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) COMPANY SHAREHOLDER APPROVAL. This Agreement and the Merger and other transactions contemplated hereby shall have been approved and adopted by the Company's shareholders by the requisite vote under applicable law and the Company's Articles of Incorporation.

          (b) REGISTRATION STATEMENT EFFECTIVE; PROXY STATEMENT. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

          (c) NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (d) TAX OPINIONS. The Company shall have received from Archer & Greiner, P.C., and Parent shall have received from Wilson Sonsini Goodrich & Rosati, P.C., written opinions to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. In rendering such opinions, counsel may rely on (and to the extent reasonably required, the parties shall make) reasonable representations related thereto.

     6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except for changes contemplated by this Agreement and for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date), and except, with regard to the foregoing clauses (i) and (ii), in such cases where the failure to be so true and correct would not have a Material

Adverse Effect on Parent (it being understood that, for purposes of determining the accuracy of such representations and warranties,
(i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedules made or purported to have been made after the date of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

          (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

          (c) MATERIAL ADVERSE EFFECT. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

     6.3  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB.
The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

          (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for changes contemplated by this Agreement and for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct and except, with regard to the foregoing clauses (i) and (ii), in such cases (other than with respect to the representations and warranties set forth in Sections 2.2, 2.3, and 2.21) where the failure to be so true and correct would not have a Material Adverse Effect on the Company as of such particular date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedules made or purported to have been made after the date of this Agreement shall be disregarded)). Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer.

          (b) AGREEMENTS AND COVENANTS. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

          (c) MATERIAL ADVERSE EFFECT. No Material Adverse Effect with respect to the Company and the Subsidiaries shall have occurred since the date of this Agreement.

          (d) AFFILIATE AGREEMENTS. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

          (e) CONSENTS. The Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Schedule 6.3(e).

          (f) LEASE AMENDMENT. Parent, the Company, and Thompson Enterprises, L.P. shall have entered an amendment to the Business Lease dated June 1, 1995, providing for (i) the potential adjustment of the applicable rent owing thereunder based on a market appraisal to be completed by an independent appraiser, (ii) the amendment of the tenant's renewal option thereunder from one additional five year term to five additional one year terms, (iii) the amendment of the environmental indemnification provisions to reflect more standard terms for commercial leases, and (iv) such additional amendments relating to such lease as the parties shall agree.



                                     ARTICLE VII

                          TERMINATION, AMENDMENT AND WAIVER

     7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the shareholders of the Company:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

          (b) by either the Company or Parent if the Merger shall not have been consummated by October 31, 1998 for any reason; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

          (d) by either the Company or Parent if the required approvals of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company's shareholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain approval of the Company's shareholder shall have been caused by the action or failure to act of the Company in breach of this Agreement);

          (e) by Parent, if (i) the Board of Directors of the Company shall have withheld, withdrawn or modified in a manner adverse to Parent its recommendation in favor of adoption and approval of this Agreement or the Merger; (ii) the Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of the Merger and this Agreement; (iii) the Board of Directors of Company shall have failed to reconfirm such recommendation within ten (10) business days after a written request to do so at any time following the announcement or disclosure of an Acquisition Proposal; (iv) the Board of Directors of the Company shall have accepted any Acquisition Proposal or recommended any Acquisition Proposal to the shareholders of the Company; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or
(vi) the Board of Directors of the Company shall have resolved to do any of the foregoing;

          (f) by the Company, upon a breach of any representation, warranty, covenant, or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(f) for ten (10) days after notice from the Company of such breach, provided that Parent continues to exercise such commercially reasonable efforts to cure such breach;

          (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this
Section 7.1(g) for ten (10) days after notice from Parent of such breach, provided that the Company continues to exercise such commercially reasonable efforts to cure such breach;

          (h) by the Company at any time prior to the approval of the Merger by the shareholders of the Company, if the Board of Directors recommends a Superior Offer to the shareholders of the Company in accordance with the provisions of
Section 5.4(c); provided that in the event such recommendation occurs after the Shareholder Mailing Date, the right of the Company under this Section 7.1(h) shall not be exercisable until the sooner to occur of (A) the date that is one hundred twenty (120) days after the date of this Agreement, or (B) the date of a Company Negative Vote.

     7.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in
Section 7.1, this Agreement shall be of no further force or effect, except
(i) as set forth in this Section 7.2, Section 7.3 and Article VIII (General Provisions), each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement or the Company Option Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     7.3  FEES AND EXPENSES.

          (a) GENERAL. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; PROVIDED, HOWEVER, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

          (b)  COMPANY PAYMENTS.

                    (i) If prior to or concurrent with the termination of this Agreement, (A) the Board of Directors of the Company shall have withheld, withdrawn, or modified in a manner adverse to Parent its unanimous recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger or (B) Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of this Agreement and the Merger, or (C) the Board of Directors of the Company shall have failed to reconfirm such unanimous recommendation within ten (10) business days after a written request from Parent to do so at any time following the announcement or disclosure of an Acquisition Proposal, or
(D) the Board of Directors of the Company shall have accepted any Acquisition Proposal or recommended any Acquisition Proposal to the shareholders of Company, or (E) the Company shall have entered into any letter of intent or similar agreement or any contract, agreement, or commitment accepting any Acquisition Proposal, or (F) the Board of Directors shall have resolved to take any of the actions described in the foregoing clauses (A) through (E), then the Company shall pay to Parent an amount equal to $1,700,000 in immediately available funds within one business day following the earlier to occur of (x) the termination of this Agreement pursuant to Section 7.1(e), (y) the termination of this Agreement pursuant to Section 7.1(h), or (z) a Company Negative Vote (as defined below); PROVIDED, HOWEVER, that in the event a payment is required pursuant to this subparagraph 7.3(b)(i) and within 12 months following the date the Company is required to make such payment the Company consummates a Company Acquisition, the Company shall pay to Parent an amount (which shall be in addition to the amount previously required to be paid) equal to $2,500,000 in immediately payable funds within one business day following such consummation.

                    (ii) If no payment shall be required pursuant to clause 7.3(b)(i) above, and if (x) the vote of the shareholders of Company as contemplated by this Agreement approving and adopting this Agreement and approving the Merger shall not have been obtained by reason of the failure to obtain the required vote at a meeting duly convened therefor or at any adjournment thereof (a "COMPANY NEGATIVE VOTE") and (y) prior to such Company Negative Vote there shall have occurred an Acquisition Proposal which shall have been publicly disclosed, and (z) within 12 months following such Company Negative Vote, the Company shall enter into a definitive agreement with respect to a Company Acquisition, then Company shall pay to Parent an amount equal to $1,700,000 in immediately available funds within one business day following the execution by the Company of such definitive agreement; PROVIDED, HOWEVER, that in the event a payment is required pursuant to this subparagraph 7.3(b)(ii) and within four months following the date the Company is required to make such payment the Company consummates a Company Acquisition, the Company shall pay to Parent an amount (which shall be in addition to the amount previously required to be paid) equal to $2,500,000 in immediately payable funds within one business day following such consummation. "COMPANY ACQUISITION" shall mean any of the following transactions or series of related transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction or series of related transactions hold less than 60% of the equity interests in the surviving or resulting entity of such transaction or transactions; (ii) a sale and issuance by the Company of shares of capital stock of the Company which would, upon issuance, represent more than 40% of the outstanding shares of capital stock of the Company; (iii) a sale or other disposition by the Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 40% of the fair market value of the Company's business immediately prior to such sale; or (iv) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of 40% or more of the then outstanding shares of capital stock of the Company.

          (c)  The Company acknowledges that the agreements contained in
Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amounts set forth in Section 7.3(b) and such judgment is not set aside or reversed, Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) at the prime rate announced by Bank of America in effect on the date such payment was required to be made.

          (d) Payment of the fees described in Section 7.3(b) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

     7.4 AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

     7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.


                                     ARTICLE VIII

                                  GENERAL PROVISIONS

     8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

          (a)  if to Parent or Merger Sub, to:

               Peregrine Systems, Inc.
               12670 High Bluff Drive
               San Diego, California 92130
               ATTN:  Richard T. Nelson, General Counsel
               Telephone No.:   (619) 481-5000
               Facsimile No.:   (619) 794-6033

               with a copy (which shall not constitute notice) to:

               Wilson Sonsini Goodrich & Rosati, P.C.
               650 Page Mill Road
               Palo Alto, California 94304-1050
               ATTN:  Douglas H. Collom, Esq.
               Telephone No.:   (650) 493-9300
               Facsimile No.:   (650) 493-6811

          (b)  if to the Company, to:

               Innovative Tech Systems, Inc.
               445 Jacksonville Road, Suite 200
               Warminster, Pennsylvania 18974
               ATTN:  John M. Thompson, President
               Telephone No.:   (215) 441-5600
               Facsimile No.:   (215) 441-5733

               with a copy (which shall not constitute notice) to:

               Archer & Greiner
               A Professional Corporation
               One Centennial Square
               Haddonfield, New Jersey 08033
               ATTN:  Gary L. Green, Esq.
               Telephone No.:   (609) 795-2121
               Facsimile No.:   (609) 795-0574

     8.3  INTERPRETATION.

          (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES," and "INCLUDING," when used herein, shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

          (b) For purposes of this Agreement, the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

          (c) For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition, results of operations or prospects of such entity and its subsidiaries taken as a whole, except for those changes, events, violations, inaccuracies, circumstances and effects that (i) are caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity competes as a whole, which conditions do not affect such entity in a disproportionate manner, or (ii) are related to or result from announcement or pendency of the Merger.

          (d) For purposes of this Agreement,"TO THE KNOWLEDGE OF THE COMPANY" shall mean the knowledge of any of William M. Thompson, John M. Thompson, Karen
A. Thompson, John R. Smart, Mark R. Hernick, Julie Moore, Jerry Cox, Hugo J. Affanato, Richard M. Salva, or Jonathan Manin. "KNOWLEDGE," when used in this context shall mean, as to the facts or circumstances represented, (i) actual knowledge of such person, and (ii) knowledge that an officer or director should be expected to have after examination of such books and records which such officer or director would be expected to examine, and otherwise, through the exercise of reasonable care in the conduct of the business of the Company.

     8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in
Section 5.10.

     8.6 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the Southern District of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons, and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.


                                        *****

     IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed as of the date first written above.

PEREGRINE SYSTEMS, INC.               INNOVATIVE TECH SYSTEMS, INC.
a Delaware Corporation                an Illinois Corporation


By   /s/ Stephen P. Gardner           By   /s/ William M. Thompson
     ----------------------------          --------------------------------
     Stephen P. Gardner                    William M. Thompson
     President and Chief Executive         Chairman and Chief
     Officer                               Executive Officer

                                      HOMER ACQUISITION CORPORATION
                                      a Delaware Corporation


                                      By   /s/ Stephen P. Gardner
                                           --------------------------------
                                           Stephen P. Gardner
                                           President and Chief Executive Officer


               [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

                                     EXHIBIT A


                         Refer to EXHIBIT B of Schedule 13D.

                                  EXHIBIT B

                            NONCOMPETITION AGREEMENT

     THIS NONCOMPETITION AGREEMENT is being executed and delivered as of May__, 1998 by WILLIAM M. THOMPSON (the "Shareholder") in favor of and for the benefit of PEREGRINE SYSTEMS, INC., a Delaware corporation ("Parent"), and INNOVATIVE TECH SYSTEMS, INC., an Illinois corporation (the "Company"). For purposes of this Agreement, the term "Company" shall mean, following consummation of the Merger (as defined herein), Peregrine Systems Facilities Management, Inc. as successor in interest to the business of the Company.

                                    RECITALS


     A. As an employee and shareholder of the Company, Shareholder has obtained and will obtain extensive and valuable knowledge and information concerning the business of the Company (including confidential information relating to the Company and its operations, assets, contracts, customers, personnel, plans and prospects).

     B. Contemporaneously with the execution and delivery of this Noncompetition Agreement, the Company is entering into an Agreement and Plan of Reorganization with Parent and a subsidiary of Parent (the "Reorganization Agreement"), which provides (subject to the conditions set forth therein) for the merger of Parent's subsidiary into the Company (the "Merger"). It is contemplated that, as a result of the Merger, the Company will become a wholly-owned subsidiary of Parent, and Shareholder will receive shares of common stock of Parent in exchange for Shareholder's shares of common stock of the Company.

     C. It is also contemplated that, on the date as of which the Merger becomes effective (the "Effective Date"), Shareholder will remain an employee of the Company and, as such, will obtain extensive and valuable knowledge and information concerning the business of Parent (including confidential information relating to Parent and its operations, assets, contracts, customers, personnel, plans and prospects).

     D. In connection with the Merger (and as a condition to entering into the Reorganization Agreement and consummating the Merger), and to more fully secure unto Parent the benefits of the Merger, Parent has requested that Shareholder enter into this Noncompetition Agreement; and Shareholder is entering into this Noncompetition Agreement in order to induce Parent to enter into the Reorganization Agreement and consummate the Merger.

     E. Both Parent and the Company have conducted, are conducting and will continue to conduct their respective businesses on a worldwide basis.

                                   AGREEMENT

     In order to induce Parent to enter into the Reorganization Agreement and consummate the Merger, and in consideration of the issuance and delivery to Shareholder of shares of common stock of Parent pursuant to the Reorganization Agreement and the payment by Parent to the Shareholder of $2,000,000 upon the closing of the Merger, Shareholder agrees as follows:

     1. ACKNOWLEDGMENTS BY SHAREHOLDER. Shareholder acknowledges that the promises and restrictive covenants that Shareholder is providing in this Noncompetition Agreement are reasonable and necessary to the protection of Parent's business and Parent's legitimate interests in its acquisition of the Company (including the Company's goodwill) pursuant to the Reorganization Agreement. Shareholder acknowledges that, in connection with the consummation of the Merger, all of the Shareholder's shares of stock of the Company will be exchanged for shares of common stock of Parent.

     2.   NONCOMPETITION.   During the Restriction Period (as defined below),
Shareholder shall not (other than in connection with employment with the Company, Parent, their successors, or assigns):

          (a) engage in software development in the market for infrastructure management software applications (including, without limitation, related help desk, asset management, and facilities management applications);

          (b) be or become an officer, director, shareholder, owner, affiliate, salesperson, co-owner, partner, trustee, promoter, technician, engineer, analyst, employee, agent, representative, supplier, consultant, advisor or manager of or to, or otherwise acquire or hold any interest in, any person or entity that competes in the market for infrastructure management software applications (including, without limitation, related help desk, asset management, and facilities management applications); or

          (c) provide any service (as an employee, consultant or otherwise), support, product or technology to any person or entity, if such service, support, product or technology involves or relates to software development in the market for infrastructure management software applications (including, without limitation, related help desk, asset management, and facilities management applications);

PROVIDED, HOWEVER, that nothing in this Section 2 shall prevent Shareholder from owning as a passive investment less than 1% of the outstanding shares of the capital stock of a publicly-held Company if (A) such shares are actively traded on an established national securities market in the United States and (B) Shareholder is not otherwise associated directly or indirectly with such corporation or any affiliate of such corporation.

     "Restriction Period" as used herein shall mean the period commencing on the Effective Date and ending on the date that is 72 months from the Effective Date; provided that notwithstanding the lapse of such period, the Restriction Period shall continue for six months from the date of Shareholder's termination of employment by Parent or any subsidiary of Parent for any reason.

     3. NONSOLICITATION. Shareholder further agrees that Shareholder will not:

          (a) personally or through others, encourage, induce, attempt to induce, solicit or attempt to solicit (on Shareholder's own behalf or on behalf of any other person or entity) during the Restricted Period any employee of the Company, Parent or any of Parent's subsidiaries to leave his or her employment with the Company, Parent or any of Parent's subsidiaries;

          (b) employ, or permit any entity over which Shareholder exercises voting control to employ, during the Restricted Period any person who shall have terminated his or her employment with the Company, Parent or any of Parent's subsidiaries, provided that the foregoing restriction shall not limit the Shareholder's ability to employ any member of the Shareholder's immediate family following the third anniversary of the closing of the Merger; or

          (c) personally or through others, interfere or attempt to interfere with the relationship or prospective relationship of the Company, Parent or any of Parent's subsidiaries with any person or entity that is, was or is expected to become a customer or client of the Company, Parent or any of Parent's subsidiaries.

     4. INDEPENDENCE OF OBLIGATIONS. The covenants and obligations of Shareholder set forth in this Noncompetition Agreement shall be construed as independent of any other agreement or arrangement between Shareholder, on the one hand, and the Company or Parent on the other.

     5. SPECIFIC PERFORMANCE. Shareholder agrees that in the event of any breach by Shareholder of any covenant, obligation or other provision contained in this Noncompetition Agreement, Parent and the Company shall be entitled (in addition to any other remedy that may be available to them including but not limited to a claim for damages based on the stock and cash consideration paid to Shareholder by Parent) to the extent permitted by applicable law (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

     6. NON-EXCLUSIVITY. The rights and remedies of Parent and the Company hereunder are not exclusive of or limited by any other rights or remedies which parent or the Company may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and the Company hereunder, and the obligations and liabilities of Shareholder hereunder, are in addition to their respective rights, remedies, obligations and liabilities under the law of unfair competition, misappropriation of trade secrets and the like. This Noncompetition Agreement does not limit Shareholder's obligations or the rights of Parent or the Company (or any affiliate of Parent or the Company) under the terms of any other agreement between Shareholder and Parent or the Company or any affiliate of Parent or the Company.

     7. NOTICES. Any notice or other communication required or permitted to be delivered to Shareholder, the Company or Parent under this Noncompetition Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice delivered in accordance with this Section 7):

          IF TO PARENT:           Peregrine Systems, Inc.
                                  12670 High Bluff Drive
                                  San Diego, California  92130
                                  Attention:     Richard T. Nelson
                                  Facsimile No.:  (619) 794-6033

                                  with a copy to:

                                  Peregrine Systems Facilities Management, Inc. 445 Jacksonville Road, Suite 200
                                  Warminster, Pennsylvania  18974
                                  Attention:     President
                                  Facsimile No.:  (215) 441-5733

          IF TO SHAREHOLDER:      William M. Thompson
                                  301 Haines Drive
                                  North Wales, Pennsylvania  19454

     8. SEVERABILITY. If any provision of this Noncompetition Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) such invalidity of enforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Noncompetition Agreement. Each provision of this Noncompetition Agreement is separable from every other provision of this Noncompetition Agreement, and each part of each provision of this Noncompetition Agreement is separable from every other part of such provision.

     9. GOVERNING LAW. This Noncompetition Agreement shall be construed in accordance with, and governed in all respects by, the laws of the Commonwealth of Pennsylvania (without giving effect to principles of conflicts of laws).

     10. WAIVER. No failure on the part of Parent or the Company to exercise any power, right, privilege or remedy under this Noncompetition Agreement, and no delay on the part of Parent or the Company in exercising any power, right, privilege or remedy under this Noncompetition Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither Parent nor the Company shall be deemed to have waived any claim arising out of this Noncompetition Agreement, or any power, right, privilege or remedy under this Noncompetition Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     11. CAPTIONS. The captions contained in this Noncompetition Agreement are for convenience of reference only, shall not be deemed to be a part of this Noncompetition Agreement and shall not be referred to in connection with the construction or interpretation of this Noncompetition Agreement.

     12. FURTHER ASSURANCES. Shareholder shall execute and/or cause to be delivered to the Company and Parent such instruments and other documents and shall take such other actions as Company and Parent may reasonably request to effectuate the intent and purposes of this Noncompetition Agreement.

     13. ENTIRE AGREEMENT. This Noncompetition Agreement, and the other agreements referred to herein set forth the entire understanding of Shareholder, the Company and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between any of such parties relating to the subject matter hereof and thereof.

     14. AMENDMENTS. This Noncompetition Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Shareholder.

     15. ASSIGNMENT. This Noncompetition Agreement and all obligations hereunder are personal to Shareholder and may not be transferred or assigned by Shareholder at any time. Parent may assign its rights under this Noncompetition Agreement to any entity in connection with any sale or transfer of all or substantially all of Parent's assets to such entity.

     16. BINDING NATURE. Subject to Section 15, this Noncompetition Agreement will be binding upon Shareholder and Shareholder's representatives, executors, administrators, estate, heirs, successors and assigns, and will inure to the benefit of Parent and the Company and their respective successors and assigns.

     IN WITNESS WHEREOF, the undersigned has executed this Noncompetition Agreement as of the date first above written.


                              --------------------------------------------
                              William M. Thompson

                                 EXHIBIT C


                                May __, 1998

Name and address of Offeree

Dear ______:

On behalf of Peregrine Systems Facilities Management, Inc. ("PSFM"), I would like to extend our offer to you for the position of ____________________ of PSFM, reporting to _____________. Your employment will become effective on the date of the closing (the "Closing Date") of the acquisition by Peregrine Systems, Inc. ("PSI") of Innovative Tech Systems, Inc., the predecessor-in-interest to PSFM, although this agreement is being entered as of the date of signing of definitive agreements relating to such acquisition. Between the date of this letter and the Closing Date, your employment will continue with Innovative Tech Systems, Inc. under your existing terms of employment. The terms of this letter shall govern your employment with PSFM from the Closing Date until the earlier of a termination of your employment or the third anniversary of the Closing Date. Although you will be an employee of PSFM, PSI hereby guarantees payment of all amounts and the provision of all benefits due hereunder.

Upon the effectiveness of this agreement, your starting salary will be $_______ per semi-monthly pay period. In addition, you will be eligible for a bonus of up to $_______ per annum based on the attainment of specific employment objectives. You will be entitled to the employment benefits offered to all employees of PSFM, which currently include medical and group life insurance benefits and participation in the 401(k) plan available to PSFM employees.
Upon your commencement of employment, you will also receive $_______ in consideration of your execution and delivery of and agreement to be bound by the Noncompetition Agreement entered into by you and PSI in connection with the acquisition. All amounts payable under this agreement, including the $_______ payable under the Noncompetition Agreement, will be subject to applicable tax withholding requirements.

Upon your commencement of employment, you will receive _______ options to purchase common stock of PSI. This grant has been approved by the PSI Board of Directors in connection with your employment and shall be priced at an exercise price determined by, and four-year vesting pursuant to, the PSI 1994 Stock Option Plan on the date of your first day of employment. Your employment shall not be effective until we have received an executed Invention and Non-Disclosure, and Arbitration Agreement, a copy of which is attached.

In addition, PSFM agrees to maintain a key man life insurance policy under which you will be the insured party and under which benefits in the amount of $_______ will be payable, one-half to PSFM and one-half to a beneficiary or beneficiaries to be designated by you. PSFM's obligation to maintain such insurance shall terminate upon the earliest to occur of (i) the third anniversary of the Closing Date, (ii) your voluntary termination of employment with PSFM, and (iii) a termination of your employment by PSFM for Cause (as defined herein).

PSFM is an "at-will" employer, and as such your employment is subject to termination at any time by either party, with or without Cause. Accordingly, either PSFM or you may terminate your employment for any reason or no reason and at any time. In the event that PSFM terminates your employment without Cause prior to the third anniversary of the Closing Date, you will be entitled
(i) to continue to receive your base salary, payable in accordance with PSFM's payroll procedures, from the date of such termination until the third anniversary of the Closing Date, (ii) to receive on each April 1 following the termination date until the third anniversary of the Closing Date the amount of $_______, representing the maximum bonus to which you could have become entitled had you remained employed on that date, and (iii) to continued vesting of the _______ options granted hereunder, in accordance with the terms of such options as if you had remained employed with PSFM through the third anniversary of the Closing Date.

For purposes of this agreement, "Cause" shall mean (i) willful failure to perform your employment duties, other than a failure resulting from complete or partial incapacity due to physical or mental illness or impairment, (ii) a willful act which constitutes gross misconduct and which is injurious to PSI, PSFM, or any of their subsidiaries (collectively, the "Company), (iii) a willful breach of a material provision of this agreement, (iv) any breach of any material provision of the Noncompetition Agreement or the Invention and Non-Disclosure, and Arbitration Agreement, or (v) a material and willful violation of a federal or state law or regulation applicable to the business of the Company. No act, or failure to act, by you shall be considered "willful" unless committed without good faith without a reasonable belief that the act or omission was in the Company's best interest.

During the term of this agreement, the Company agrees that (i) the total number of days on which you will be required to travel on an overnight basis will not exceed 40% of the total number of business days during any calendar year, (ii) you will not be required to relocate to any office of the Company outside metropolitan Philadelphia without your prior consent, and (iii) your job responsibilities as an employee of the Company will be consistent with those of a senior executive of PSFM. For purposes of this agreement, your job responsibilities will be deemed to be inconsistent with those of a senior executive of PSFM if, among other reasons, you no longer report to the President of PSFM (or other senior executive of the Company responsible for the management of the Company's facilities management software product). The Company's breach of any obligation pursuant to this paragraph shall be deemed a termination of your employment without Cause.

No compensation or benefits will be paid or provided to you under this agreement for any period following the effectiveness of any termination of employment by you, any termination by PSFM or PSI for Cause, or as a result of your death. Except as set forth in this agreement relating to the vesting of the _______ options in the event of a termination by PSI without Cause, your rights under the benefit plans of the Company shall be determined under the provisions of those plans.

In compliance with the Immigration Control and Reform Act, this offer of employment is contingent upon your showing proof within three days of commencing work of eligibility and right to work in the United States. Proof is comprised of original documents that establish your identity and your eligibility to work in this country.

_______, we are confident that you will enjoy our environment and that your talents will contribute to the continued success of Peregrine Systems Facilities Management.

Very truly yours,



Stephen P. Gardner
Chief Executive Officer of Peregrine Systems, Inc.
Chief Executive Officer of Peregrine Systems Facilities Management, Inc.

SPG/ssw

Acknowledged and Agreed:


----------------------------          -------------------------------
Signature                             Date

                                   EXHIBIT D


                         INNOVATIVE TECH SYSTEMS, INC.

                              AFFILIATE AGREEMENT




     This AFFILIATE AGREEMENT (the "Agreement") is made and entered into as of May __, 1998, between Peregrine Systems, Inc., a Delaware corporation (the "Parent"), and the undersigned shareholder (the "Affiliate") of Innovative Tech Systems, Inc., an Illinois corporation (the "Company").

                                    RECITALS

     WHEREAS, the Parent, the Company, and Homer Acquisition Corporation, a Delaware corporation ("Homer"), have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") of even date herewith pursuant to which Homer will merge with and into the Company (the "Merger"), and the Company will become a subsidiary of Parent (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement);

     WHEREAS, pursuant to the Merger, at the Effective Time, outstanding shares of Company Common Stock, including any shares owned by Affiliate, will be converted into the right to receive shares of Parent Common Stock;

     WHEREAS, the execution and delivery of this Agreement by the Affiliate is a material inducement to Parent to enter into the Merger Agreement;

     WHEREAS, it is intended that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 as amended (the "Code"), and that it will be a condition to the effectiveness of the Merger that legal counsel for each of the Company and Parent deliver written opinions to such effect;

     WHEREAS, the Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission"), as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an "affiliate" of the Company.

                                      AGREEMENT

     NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

     1.   COMPLIANCE WITH RULE 145 AND THE SECURITIES ACT.

          (a) The Affiliate has been advised that (i) the issuance of shares of Parent Common Stock in connection with the Merger is expected to be effected pursuant to a Registration Statement on Form S-4 to be filed with the Commission to register the shares of Parent Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), and as such will not be deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and resale of such shares will not be subject to any restrictions other than as set forth in Rule 145 under the Securities Act (which will not apply if such shares are otherwise transferred pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration), and
(ii) the Affiliate may be deemed to be an "affiliate" of the Company within the meaning of the Securities Act and, in particular, Rule 145 promulgated thereunder. Affiliate accordingly agrees not to sell, transfer, or otherwise dispose of any Parent Common Stock issued to the Affiliate in the Merger unless
(i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act; (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act; or (iii) the Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer, or other disposition is otherwise exempt from registration under the Securities Act. In connection with the obligations of the Affiliate hereunder, Parent agrees to file all reports required under the Exchange Act to satisfy the requirements of Rule 144(c) as long as the Affiliate shall be subject to the requirements of Rule 145.

          (b) Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger, and there will be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

     "The shares represented by this certificate were issued in a transaction to which Rule 145 applies and may only be transferred in conformity with Rule 145(d), pursuant to an effective registration statement under the Securities Act of 1933, as amended, or in accordance with a written opinion of counsel, reasonably acceptable to the issuer in form and substance, that such transfer is exempt from registration under the Securities Act of 1933, as amended."

     The foregoing legend shall be removed (by delivery of a substitute certificate without such legend) if the Affiliate delivers to Parent
(i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee) or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

     2. SHARE OWNERSHIP. The Affiliate is the beneficial owner of that number of shares of Company Common Stock (including shares issuable upon exercise of stock options and warrants) as set forth on the signature page hereto (the "Company Securities"). Except for the Company Securities, the Affiliate does not beneficially own any shares of Company Common Stock or any other equity securities of the Company or any options, warrants, or other rights to acquire any equity securities of the Company.

     3.   MISCELLANEOUS.

          (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

          (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California.

          (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

          (e) Counsel to the parties to the Merger Agreement shall be entitled to rely upon this Agreement as appropriate.

          (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.




                  [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have executed this Affiliate Agreement as of the date set forth on the first page of this Agreement.


                              PEREGRINE SYSTEMS, INC.


                              By:
                                     -----------------------------------------
                              Name:
                                     -----------------------------------------
                              Title:
                                     -----------------------------------------

                              AFFILIATE


                              By:
                                     -----------------------------------------

                              Name of Affiliate:
                                                 -----------------------------

                              Name of Signatory (if different from name of
                              Affiliate):
                                          ------------------------------------

                              Title of Signatory
                              (if applicable):
                                                 -----------------------------


                              Company shares beneficially owned:

                              _______________ shares of Common Stock

                              Company shares subject to outstanding options:

                              _______________ shares of Common Stock

                              Company shares subject to outstanding warrants:

                              _______________ shares of Common Stock




               ***INNOVATIVE TECH SYSTEMS, INC. AFFILIATE AGREEMENT***

                                      EXHIBIT A

                                  IRREVOCABLE PROXY


     The undersigned Shareholder of Innovative Tech Systems, Inc., an Illinois corporation ("Company"), hereby irrevocably appoints the directors on the Board of Directors of Peregrine Systems, Inc., a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of May 7, 1998 (the "Merger Agreement"), among Parent, Homer Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

     This proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of May 7, 1998 between Parent and the undersigned Shareholder (the "Voting Agreement"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company Shareholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of the Company with any party other than Parent and its affiliates and against any liquidation or winding up of the Company.

     The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the Shareholders of Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates, and against any liquidation or winding up of the Company, and may not exercise this proxy on any other matter. The undersigned Shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This proxy is irrevocable.

Dated: May 7, 1998


     Signature of Shareholder:
                              ---------------------------

     Print Name of Shareholder:
                              ---------------------------

     Shares beneficially owned:

     __________ shares of Common Stock


























                                    ***PROXY***